EXHIBIT 99.1

NOVONIX Limited

ABN 54 157 690 830

Annual Report - 31 December 2023

ANNUAL REPORT - 31 DECEMBER 2023

Corporate Directory

Directors

Admiral R J Natter, US Navy (Ret.)

A Bellas B. Econ, DipEd, MBA, FAICD, FCPA, FGS

R Edmonds CPA, BBA (Acct)

Andrew N. Liveris AO, BE (Hons) Doctor of Science

(honoris causa)

J Oelwang BS (Hons)

S Vaidyanathan MTech (chemical engineering), MBA

Secretary	S M Yeates CA, B.Bus

Registered office in Australia	McCullough Robertson Level 11, Central Plaza Two 66 Eagle Street Brisbane QLD 4000

Principal place of business	Level 38, 71 Eagle Street Brisbane QLD 4000

Share register	Link Market Services Limited Level 21, 10 Eagle Street Brisbane QLD 4000 www.linkmarketservices.com.au

Auditor	PricewaterhouseCoopers 480 Queen Street Brisbane QLD 4000 www.pwc.com.au

Solicitors	Allens Linklaters Level 26 480 Queen Street Brisbane QLD 4000

Bankers	J.P. Morgan Chase

Stock exchange listing	NOVONIX Limited ordinary shares are listed on the Australian Securities Exchange (“ASX”) and American Depositary Receipts (“ADR’s”) are listed on the Nasdaq Stock Market.

Website address	www.novonixgroup.com

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ANNUAL REPORT - 31 DECEMBER 2023

Review of Operations and Activities

NOVONIX Limited (“NOVONIX” or the “Company”) and, together with its consolidated subsidiaries, (the “Group”), changed the Company’s fiscal year end to 31 December (previously 30 June) as announced on 21 December 2022. As a consequence, the financial results released in this report are for a new 12-month period ended 31 December 2023 and have also shown the six-month period ended 31 December 2022.

NOVONIX is a leading battery materials and technology company aiming to revolutionise the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, strategic partnerships, and as a leading North American supplier of battery-grade synthetic graphite, NOVONIX has gained a prominent position in the electric vehicle (“EV”) and energy storage systems (“ESS”) battery industry and is working to power a cleaner energy future.

Our mission is underpinned by an increasing emphasis on environmentally conscious battery technologies and is key to a sustainable future with prolific adoption of electric vehicles and grid energy storage systems. We are focused on the development of materials, processes, and technologies that support key sustainability criteria in the field of battery materials and technologies, including longer life batteries, higher-energy efficiency, manufacturing processes, reduced chemical usage, reduced waste generation, and the use of cleaner power inputs. Our vision is to accelerate adoption of battery technologies for a cleaner energy future. This is demonstrated by our values, which include integrity, respect, and collaboration that support social impact and embody NOVONIX’s approach to corporate responsibility.

NOVONIX is well-positioned to be an industry leader at the forefront of product innovation and intellectual property development in the battery materials and technology industry with a focus on supporting the onshoring of the battery supply chain. The Company has built a team of top talent with the experience to drive innovation company wide and believes it has the next-generation technology needed to support the rapidly growing EV and ESS markets in North America. NOVONIX is focused on scaling its production capacity of synthetic graphite to meet the growing demands of its customers, through increasing production capabilities at its facility in Chattanooga, Tennessee, and future expansions. Additionally, NOVONIX continues to focus on developing improved and sustainable technologies, pursuing strategic partnerships with leading international battery companies and growing an intellectual property pipeline that will position the Company at the forefront of next-generation battery technology.

Throughout fiscal year 2023, NOVONIX continued to focus on the execution of its business strategy and growth initiatives. NOVONIX had net assets of $183.9 million including $78.7 million in cash and cash equivalents at December 31, 2023. The Company reported a statutory after-tax loss for the year ended December 31, 2023, of $46.2 million. These financial results are in line with management expectations.

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Highlights of Twelve-Month Period Ended 31 December 2023

The twelve months ended 31 December 2023, saw continued progress for NOVONIX with several notable highlights along four main pillars of efforts. The Company continued to execute against its long-term strategic and operational roadmap, to maintain industry leading research and development efforts for battery materials, scale our operations to deliver commercial production, secure tier-one customers, and secure financing to scale operations to create value for shareholders. Key highlights and developments include:

Maintain Industry Leading R&D Efforts for Battery Materials

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launched 10 tpa (tonnes per annum) pilot line for all-dry, zero-waste cathode synthesis process with Hatch study showcasing capital and process cost reductions
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signed agreement with SandBoxAQ for battery technology insights driven by AI and advanced data analytics

Scale Operations to Deliver Commercial Production

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met target high-performance product specifications with first-in-the-world continuous closed loop induction furnaces
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Generation 3 Furnaces met engineering specs on throughput, energy usage, and emissions

Secure Tier 1 Customers

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signed LG Energy Solution (“LGES”) to JDA (“joint research and development agreement”)
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continued providing material samples to major tier 1 customers

Secure Financing to Scale Operations

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issued US$30M in convertible notes to LGES
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awarded US$100M grant for Riverside facility from Department of Energy (“DOE”) office of Manufacturing and Energy Supply Chains (“MESC”)

The Company incurred net losses of $46.2 million, $27.9 million, $51.9 million and $13.4 million for the twelve months ended 31 December 2023, six months ended 31 December 2022, and years ended 30 June 2022 and 2021, respectively, and net operating cash outflows of $36.2 million, $18.9 million, $29.2 million and $6.1 million the twelve months ended 31 December 2023, six months ended 31 December 2022, and years ended 30 June 2022 and 2021, respectively. At 31 December 2023 and 2022, we had a cash balance of $78.7 million and $99.0 million, respectively, and net current assets of $86.9 million and $116.1 million, respectively.

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Our Growth Strategies

NOVONIX’s leadership is focused on the successful execution of its operational strategic roadmap with the objective of maximising long-term shareholder value through the generation of strong cash flow and the pursuit of profitable, high-growth opportunities. The Company’s key strategies include:

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Maintain technology leadership throughout the EV battery and energy storage supply chain
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NOVONIX is committed to continuing to leverage its competitive advantage to expand its offerings and technological knowledge into other advanced offerings with a focus on localisation of key elements of the supply chain.
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Execute on development of synthetic graphite production capacity with plan to expand to at least 150,000 tpa based on customer demand
o
The Company plans to match current and future customer demand for anode materials as the battery industry scales. The Company is on track to reaching annual production capacity of 3,000 tpa of synthetic graphite in 2024, with further plans to expand annual production capacity to 50,000 tpa in Phase 2 expansion and to at least 150,000 tpa in its Phase 3 expansion.
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Commercialise our proprietary pipeline of advanced battery technologies
o
We are currently expanding opportunities to collaborate with partners globally to commercialise our proprietary and patent pending cathode synthesis process technology. Our broader battery technology pipeline contains several innovative materials and processes in advanced anodes, cathodes, and electrolytes, as well as advanced capabilities and solutions for energy storage applications that we continue to develop and believe will be critical to the growth of the clean energy economy.
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Invest in talent
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NOVONIX continues to invest in its personnel through recruitment, training, and development to ensure it attracts and retains the best talent in the industry, which is critical to the growth of our business.

Operational Structure at a Glance

NOVONIX’s synergistic operating structure, as depicted below, is integral to the company’s current business development and future strategy.

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NOVONIX continues to invest in intellectual property for key materials technologies, including anode and cathode materials, that we believe will enhance the performance of long-life EV and ESS applications. Our NOVONIX Battery Technology Solutions (“BTS”) division, based in Nova Scotia, Canada, has a full cell pilot line and extensive cell testing capabilities, and works with tier-one customers across the battery value chain.

Supported by our Chief Scientific Advisor Dr. Jeff Dahn, and as part of our investment in intellectual property, we continue our collaboration with the group led by Dr. Mark Obrovac, a leading battery materials innovator, at Dalhousie University. NOVONIX exclusively owns all intellectual property developed within Dr. Obrovac’s group under the collaborative research agreement without any ongoing obligations to Dalhousie University.

NOVONIX provides battery materials and development technology for leading battery manufacturers, materials companies, automotive original OEMs and consumer electronics manufacturers at the forefront of the global electrification economy. Our core mission is to accelerate the continued advancement and scaling of EV batteries and ESS through our advanced, proprietary technologies that deliver longer cycle life batteries at lower costs. Through our in-house technology and capabilities, as well as our front-line access to industry trends, we intend to be an industry leader, delivering what we believe to be the most advanced, high-performance, and cost-effective battery and energy storage technologies for our customers.

We currently operate two core businesses: BTS and NOVONIX Anode Materials. We also have a third reporting segment - Graphite Exploration - the business of which is currently under strategic review and is not presently considered by management as a core operating business.

BTS provides industry leading battery testing technology and research and development (“R&D”) services to create next-generation battery technologies. BTS also serves as the pillar of innovation across the NOVONIX ecosystem by creating a positive feedback loop with our anode and cathode materials business through the development of applications and strategic partnerships. This collaboration drives our continuous technological innovation and enables us to deliver best-in-class products and services for customers.

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NOVONIX Anode Materials (“NAM”) was established with the objective of commercialising what we believe is the most advanced anode material in the market for EV and energy storage applications. These end-markets continue to demand high-performance batteries with longer life cycles and higher performance, while at the same time pursuing cost efficiencies to continue to drive mass adoption. Anode materials are one of the most significant components that define the overall performance, reliability, and cycle life of the battery cell. To our knowledge, we are the only qualified U.S.-based producer of EV battery-grade synthetic graphite anode material and believe NAM is well positioned to support the rapid growth in demand for these advanced anode materials in North America and globally.

Graphite Exploration, or the MDG Project, holds interests in a natural, high-grade graphite deposit in Queensland, Australia. NOVONIX had previously put any exploration and development of the MDG Project generally on hold while it conducts a strategic review of the graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project. In October 2023, the Company decided to pursue potential opportunities to realise the value of these assets through a strategic transaction.

NOVONIX Battery Technology Solutions Overview

BTS was founded by Dr. Chris Burns and researchers from the research group at Dalhousie University, formerly headed by Dr. Jeff Dahn, in 2013, and the Company acquired BTS in June 2017. BTS provides innovative R&D services along the supply chain to battery component, battery cell, and original equipment manufacturers.

BTS, based in Nova Scotia, Canada, provides battery R&D services and manufactures what we believe to be the most accurate lithium-ion battery cell test equipment in the world. This equipment is now used by leading battery makers, researchers, and equipment manufacturers including Panasonic Energy Co., Ltd. (“Panasonic Energy”), LGES, Samsung SDI, and SK Innovation, and numerous consumer electronics and automotive OEMs. The BTS division significantly expanded R&D capabilities through direct investment in and through a long-term partnership agreement with Dalhousie University.

Since we acquired the business, we have significantly expanded BTS’ R&D capabilities through direct investments and our long-term collaborative research agreement with Dalhousie University. BTS now has an established team of leading scientists with an internal battery cell pilot line to prototype and evaluate new materials and cell designs, and extensive battery testing capability, including our proprietary Ultra-High Precision Coulometry (“UHPC”) system.

In the twelve months ended 31 December 2023, BTS continued strong revenue growth through increased sales of its hardware and battery testing and R&D service offerings, including through the addition and expansion of key strategic accounts. In the twelve months ended 31 December 2023, BTS’ revenues from contracts with customers increased by 42%, compared to the twelve months ended 31 December 2022, due to an increase in sales with the addition of a new distributor which expanded our footprint in the battery hardware market. In the twelve months ended 30 June 2022, BTS’ revenues from contracts with customers grew by 57%, compared to the twelve months ended 30 June 2021, due to an increase in sales in the battery hardware division of the business.

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The Company is collaborating with Sandbox AQ, an enterprise SaaS company that combines artificial intelligence (“AI”) with quantum analysis (“AQ”) to address some of the world’s most challenging problems, to predict the lifespan of lithium-ion batteries. The Company intends to leverage SandboxAQ’s AI-driven chemical simulation software and the Company’s UHPC technology and extensive battery cell prototyping and testing capabilities to enhance its data and analytics services. This enhanced data and analytics offering complements the Company’s UHPC testing equipment and R&D prototyping and testing services to provide actionable information faster for the battery industry. The resulting models will be used for data products and services in the first half of 2024, building on the Company’s purpose-built, proprietary, battery data platform.

In November 2022, BTS announced the opening of its new cathode pilot production facility aimed to position NOVONIX as an industry leader in high-nickel cathode technology. The program will be housed in a newly opened, 35,000-square-foot facility and leverage NOVONIX’s all-dry, zero-waste cathode synthesis technology to pilot its patent-pending technology for material production with the target of servicing the rapidly expanding electric vehicle and energy storage sectors.

The Company has continued its investment in the intellectual property developed around all-dry, zero-waste cathode synthesis technology in 2023, which the Company believes could enable a substantial reduction in the cost of producing high-energy density (high nickel-based) cathode materials including cobalt-free materials, an industry game-changer. The Company announced it successfully completed the commissioning of its 10 tpa cathode pilot line in July 2023. The cathode pilot line’s first product, a mid-nickel grade of single-crystal cathode material (NMC622), produced using its patent-pending, all-dry, zero-waste cathode synthesis technology, is performing in line with leading cathode materials from existing suppliers in full-cell testing. NOVONIX will use the pilot line to further demonstrate the manufacturability of the Company’s cathode materials and technology, including high-nickel (e.g., NMC811) and cobalt-free materials, along with their performance in industrial format lithium-ion cells leveraging its capabilities at BTS.

We believe this patent-pending process – and the innovations resulting from it – are transformational for the battery industry, decreasing processing complexity which should result in a substantial reduction in costs and waste (e.g., elimination of sodium sulphate) in the cathode manufacturing process. Hatch Ltd. (“Hatch”), a global engineering consultancy firm, was commissioned to conduct a commercial-scale capital and operating cost comparison study, as well as a high-level evaluation of plant emissions and impacts to natural resources, between the Company’s patent-pending process and the current state-of-the-art wet-chemical process (“conventional process”). The Company’s all-dry, zero-waste cathode synthesis process was built upon dry particle microgranulation, which requires fewer steps than the conventional process, while producing no sodium sulphate, reducing facility cooling water by an estimated 65% and eliminating the water needed for core materials processing.

The Hatch study found that the NOVONIX process may potentially reduce power consumption by an estimated 25% and practically eliminate waste byproduct generation over the conventional process. These factors contributed to a potential processing cost reduction of an estimated 50% (excluding material feedstock costs) and potentially lower capital costs by an estimated 30% when considering a 30,000 tpa high-nickel cathode manufacturing facility. Based on the scoping study comparing the two processes, the NOVONIX process is estimated to consume fewer natural resources, likely requiring

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essentially no reagents and generating fewer waste streams, and, as a result, is likely a far more environmentally friendly and sustainable process than the conventional process.

The Company’s 10 tpa cathode synthesis pilot line allows continued progress to develop and demonstrate new materials and larger test samples to accelerate commercial discussions with potential partners and customers. The Company has begun commercial discussions with precursor and cathode suppliers regarding the Company’s cathode materials and technology including sampling of products. We believe NOVONIX is positioned to become a market leader in cathode synthesis technology as it pursues these development opportunities.

BTS is receiving up to CAD$3M (US$2.23M) in research and development funding and advisory services from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”). The Company will use the funds to advance both its collaboration with SandboxAQ towards data analytics and the Company’s all-dry, zero-waste cathode materials development and pilot line.

With carbon-neutral policies taking hold across major countries, NOVONIX continues to work in the ESS market, which has experienced an increase in demand driven primarily by a significant increase in renewable energy adoption. BTS developed a first-of-its-kind microgrid battery prototype to support Block Energy Labs' (formerly Emera Technologies) residential microgrid system, which is operating in a residential pilot project in Florida. This relationship highlights the strategic value BTS provides through working with various companies and industries to identify growth opportunities across the battery value chain.

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NOVONIX Anode Materials Overview

NAM was established in March 2017 as a joint venture to develop and commercialise ultra-high purity, high-performance graphite anode material for the lithium-ion battery market focused on electric vehicles, energy storage, and specialty applications. In fiscal year 2019, we exercised our call option, pursuant to which we acquired all our joint venture partner’s interest in NAM and increased our ownership to 100%.

NAM exclusively owns all graphite-related intellectual property of its former joint venture partner and has the ongoing exclusivity for the development of graphite products and battery anode materials using that technology.

This intellectual property includes innovative, high-performance graphite anode materials (demonstrated in internal testing to outperform leading materials currently in the market) and production methods that we expect to deliver production costs significantly lower than existing producers.

Through operational growth and by executing strategic partnerships, NOVONIX has developed proprietary technology that delivers increased energy efficiency, negligible facility emissions, and anode materials that outperform industry standards. In June 2022, NOVONIX released the results of a Life Cycle Assessment (“LCA”), which showed an approximate 60% decrease in global warming potential compared to commercially manufactured anode grade synthetic graphite produced in China, and an approximate 30% decrease in global warming potential compared to anode grade natural graphite also produced in China. NAM strives for the highest performance while powering the battery materials industry with lower carbon emissions.

Since the United States passed the Inflation Reduction Act of 2022, battery development capacity has accelerated with increased domestic production and robust electric vehicle demand. These current trends underpin the significance of NOVONIX’s agreement with Phillips 66 in January 2022 for the joint development of new feedstocks and synthetic graphite with reduced carbon-intensive processing. We believe this partnership positions NOVONIX at the forefront of revolutionary solutions that advance the adoption of clean energy.

The Company has recently doubled its production target at its first manufacturing plant, Riverside, to 20,000 tpa. The Company plans to begin production in late 2024 at an initial 3,000 tpa to support its supply agreements with KORE Power and Panasonic Energy and intends to eventually reach at least 150,000 tpa of total production capacity in North America through the acquisition or construction of new production facilities. In the first quarter of 2023, the Company's Generation 3 Furnaces produced its GX-23 product that fully met its physical and electrochemical specification targets. The continuous output from a single Generation 3 Furnace, producing multiple tonnes of material which, was confirmed to meet the target for the degree of graphitisation for the product. In 2023, the Company met the engineering specifications for performance and efficiency of Generation 3 Furnace systems and remains on track for commercial deliveries of anode material by late 2024. The Company continues to leverage this progress in its engagements with prospective customers with whom the Company is in discussions about product qualification, production timelines, and potential supply agreements from Riverside and future facilities.

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The Company expects to complete updated engineering work to obtain the expanded capacity target at the Riverside facility at the end of the first quarter of 2024 and will enable the continued deployment of additional mass production equipment for the start of commercial production in late 2024.

The Biden Administration’s Inflation Reduction Act ("IRA") and the Bipartisan Infrastructure Law ("BIL") have provided financial incentives for companies to build a robust supply chain in the United States. On October 20, 2022, NOVONIX announced its selection by the DOE to enter negotiations for $150 million in grant funding to support the construction of a new synthetic graphite manufacturing facility with a targeted initial output of 30,000 tpa. Through negotiations with the DOE’s MESC Office, the Company announced in November 2023 that it successfully reallocated the funding more immediately to its Riverside facility, which has a target production of up to 20,000 tpa, finalised its award agreement and, accordingly, resized the award to $100 million, payable upon achieving certain milestones. The DOE grant funding will support the installation and commissioning of equipment to produce the targeted 20,000 tpa of capacity from Riverside. Under the terms of the grant, the Company must match government funds comply with a number of U.S. laws and regulations. In addition to the $100 million DOE grant funding, the Company expects its cash position, customer revenues, additional government programs, strategic partners and other capital sources to fund planned growth. Synthetic graphite is currently imported almost exclusively from China, and NOVONIX’s plant aims to be the first large-scale battery-grade synthetic graphite manufacturing operation in the U.S. The DOE's MESC Office will work closely with NOVONIX to oversee the award over the course of the project through full operation.

In the fourth quarter 2022, NAM was selected to submit a formal application to the DOE's Loan Programs Office ("LPO"). The LPO provides low-interest loans to support the manufacture of eligible vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan ("ATVM") program, authorised by the Energy Independence and Security Act of 2007. Through the ATVM program, LPO can provide access to debt capital that is priced at U.S. Treasury Rates for auto manufacturing projects in the United States and provide financing that meets the specific needs of individual borrowers.

NOVONIX continues to advance plans for a new production facility with an initial production target of at least 30,000 tpa. The Company continues to pursue funding support under the LPO's ATVM Program. A loan through the ATVM program may fund up to 80% of eligible project costs of the Company's next facility. The timing of this next facility and NOVONIX’s subsequent plans to reach at least 150,000 tpa of production in North America will be based on the timelines of current and future customer demand.

Aligned with its strategic partnership and investment in KORE Power, NOVONIX will be KORE Power's exclusive supplier of graphite anode material in North America. In 2022, KORE Power received strategic financing from investors and a $850 million conditional commitment from DOE LPO in 2023 for the construction of its KOREPlex facility in Phoenix, Arizona, targeted to begin production in the fourth quarter of 2024. To support KORE Power’s capacity requirement and other customers, NOVONIX's expanded production capacity target of 20,000 tpa at the Company’s Riverside facility in Chattanooga, Tennessee can fully meet KORE Power's contracted anode material needs. The production ramp will be aligned with the supply agreement starting at approximately 3,000 tpa and ramping up to 12,000 tpa as KORE Power's facility expands.

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In March 2023, we entered a joint venture agreement with TAQAT Development Company (“TAQAT”) with the intention to develop and produce anode materials for electric vehicle and energy storage system batteries in the Middle East & North Africa region. The parties planned to construct a production facility in the Kingdom of Saudi Arabia to leverage access to precursor material as feedstock for critical battery materials and to serve developing end-use markets for the manufacture and sale of EVs and ESS applications. If the parties, unless otherwise mutually agreed through an amendment, do not incorporate the joint venture, provide initial funding for a front-end engineering and design study, and obtain merger control clearance, if required, from the Kingdom of Saudi Arabia by March 31, 2024, the joint venture will terminate on its own terms. While the parties have had discussions relating to these conditions, there can be no assurance that any of the conditions will be satisfied by such date or that the parties will agree to extend the milestone.

In June 2023, NOVONIX and LGES, a global battery manufacturer, entered into a JDA providing for the joint development of active anode material for lithium-ion batteries that meets certain product quality specifications, with a term through June 2025. The material for testing will be supplied initially from NOVONIX’s pilot plant and is anticipated to be supplied in 2024 and 2025 from its mass production facilities. The JDA provides that, upon successful completion of certain development work under the JDA, LGES and NOVONIX will enter into a separate purchase agreement pursuant to which LGES will have the option to purchase up to 50,000 tons of artificial graphite anode material over a 10-year period from the start of mass production. In conjunction with the JDA, pursuant to an Unsecured Convertible Note Agreement dated as of 7 June 2023 (the "LGES Note Agreement"), NOVONIX issued an aggregate principal amount of US$30 million unsecured convertible notes to LGES on 21 June 2023. As a result of the issuance of the convertible notes and the conversion terms therein, LGES is as of 31 December 2023, the beneficial owner of more than 5% of our ordinary shares (based on the number of our outstanding ordinary shares).

In February 2024, NOVONIX and Panasonic Energy, a leading manufacturer of electric vehicle batteries in North America, each announced the signing of a binding off-take agreement for high-performance synthetic graphite anode material to be supplied to Panasonic Energy's North American operations from NOVONIX’s Riverside facility in Chattanooga, Tennessee. Under the off-take agreement, Panasonic Energy has agreed to purchase at least 10,000 tonnes of anode material for use in its North American plants over the term of 2025-2028, subject to NOVONIX achieving agreed upon milestones regarding final mass production qualification timelines prior to the fourth quarter of 2025. Panasonic Energy has the right to reduce the 10,000 tonnes volume (by up to 20%) if these milestones are not achieved by the required dates or to terminate the agreement if there is a substantial delay to achieving these milestones. During the term, if additional volumes are requested by Panasonic Energy, NOVONIX shall use its best efforts to deliver the increased volumes. The companies have agreed to a pricing structure that incorporates a mechanism for adjusting the price in response to significant changes in NOVONIX’s raw material costs.

Graphite Exploration Overview

We hold tenement rights in the Mount Dromedary Graphite Project (the "MDG Project"), a high-grade natural flake graphite deposit located in Northern Queensland, Australia. As of the date of this Annual Report, the Company has not generated any revenue from the sale of natural graphite. Despite the favourable characteristics of this natural graphite deposit and except to the extent of any exploration required under the tenement rights, in 2021 the Company put any exploration and development of

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the MDG Project on hold to conduct a strategic review of these assets. This decision was based on what the Company considered more favourable investment opportunities through the manufacturing of advanced battery anode materials and the development of new battery technologies.

During the twelve months ended 31 December 2023, the Company received and evaluated inquiries and expressions of interest in the MDG Project. In October 2023, the Company decided to pursue potential opportunities to realise the value of these assets through a strategic transaction. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, a resource, principally high-grade graphite, has been identified, and, as a result of the Company’s decision, the assets have been reclassified during the year ended 31 December 2023, as being available for sale. While the Company may engage in discussions with interested third parties regarding the MDG Project, there can be no assurances that any such discussions will result in any transaction involving these assets.

Tenement List

Tenement	Permit Holder	Grant Date	NVX Rights	Expiry Date
EPM 26025	Exco Resources Limited	14/12/2015	100% (Sub-Blocks Normanton 3123 D, J, N, O and S)	13/12/2025
EPM 17323	MD South Tenements Pty Ltd (Subsidiary of NOVONIX Limited)	20/10/2010	100%	19/10/2024
EPM 17246	MD South Tenements Pty Ltd	26/10/2010	100%	25/10/2024

End of Review of Operations and Activities

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ANNUAL REPORT - 31 DECEMBER 2023

Material Business Risks

Our business is subject to numerous risks and uncertainties that you should consider before investing in our securities. These risks are described more fully below and include, but are not limited to, risks relating to the following:

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We will need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce, or eliminate certain operations, and we may be unable to adequately control our costs.
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Our DOE grant, and any future grants, loans or incentives we may obtain from government agencies, will impose restrictions and compliance obligations on us, with associated costs and risks.
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We face significant challenges in our attempt to develop our anode and cathode materials to produce them at volumes with acceptable performance, yields, and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode materials production or the commercialisation of our cathode materials technology.
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Our reliance on certain limited or sole source suppliers subjects us to a number of risks.
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The energy storage market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.
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Our anode materials business is subject to fluctuating and potentially unfavourable market conditions for graphite.
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We may not realise any of the benefits of the proposed regulations providing tax credits to U.S. producers of graphite.
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The systems, equipment, and processes we use in the production of our anode materials are complex, and we are subject to many operational risks, any of which could substantially increase our costs and limit the operational performance of our anode materials operations, which would adversely affect our business.
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Our future growth and success will depend on our ability to sell effectively to large customers.
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We depend, and expect to continue to depend, on a limited number of customers for a significant percentage of our revenue.
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We may not be able to engage target customers successfully and to convert such contacts into meaningful orders in the future.
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Our commercial relationships are subject to various risks which could adversely affect our business and future prospects.
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Our business and future growth depend substantially on the growth in demand for electric vehicles and batteries for grid energy storage.
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Our projected operating and financial results rely in large part upon assumptions and analyses we have developed. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our projected results.

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We may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction or acquisition of additional equipment necessary to support our growth and negatively impact our business.
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We may not be able to accurately estimate the future supply and demand for our materials and equipment, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements or prices of components increase, we could incur additional costs or experience delays.
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If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.
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Labour shortages, turnover, and labour cost increases could adversely impact our ability to scale up manufacturing of our anode materials and commercialise our cathode technology.
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We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.
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Any global political, economic, and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.
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Our systems and data may be subject to disruptions or other security incidents, or we may face alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.
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From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.
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We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
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We have a concentration of beneficial ownership among Phillips 66, LGES, and our executive officers, non-executive directors and their affiliates that may prevent new investors from influencing significant corporate decisions.
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From time to time, we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures, or investments that are not ultimately consummated or, if consummated, may not be successful.
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Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.
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Terrorist activity, acts of war, and political instability around the world could adversely impact our business.
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We are subject to substantial regulation and unfavourable changes to, or our failure to comply with, these regulations could substantially harm our business and operating results.
▪
We are subject to environmental, health, and safety requirements which could adversely affect our business, results of operation, and reputation.
▪
We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

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ANNUAL REPORT - 31 DECEMBER 2023

▪
Our success depends upon our ability to obtain and maintain intellectual property protection for our materials and technologies.
▪
Termination of our collaborative research agreement with Dalhousie University to support the development of current and future technology would likely harm our business, and even if it continues, it may not help us successfully develop any new intellectual property.
▪
Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated, or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialisation of our products.
▪
Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our technologies and processes.
▪
Our lack of registered trademarks and trade names could potentially harm our business.
▪
We may be unable to obtain intellectual property rights or technology necessary to develop and commercialise our materials and equipment.
▪
We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming, and unsuccessful and have a negative effect on the success of our business.
▪
We may be subject to claims by third parties asserting misappropriation of intellectual property, or claiming ownership of what we regard as our own intellectual property.
▪
If we fail to implement and maintain an effective system of internal controls or fail to identify and remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our Company and the market price of our securities may be negatively impacted.
▪
We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
▪
Our ability to utilise our net operating losses to offset future taxable income may be prohibited or subject to certain limitations.

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ANNUAL REPORT - 31 DECEMBER 2023

Directors’ Report

For the Year Ended 31 December 2023

Your Directors present the following report for the year ended 31 December 2023 together with the consolidated financial report of NOVONIX Limited (the Company) and its subsidiaries (referred to hereafter as the Group) and the auditor’s report thereon. The comparative information is for the six-month period ended 31 December 2022 as the Company changed its year end to align the Company’s financial year with that of its industry peers.

Directors and Company Secretary

The following persons were Directors of NOVONIX Limited during the financial period:

Dan Akerson – resigned 20 December 2023

Tony Bellas

Robert Cooper – resigned effective 5 April 2023

Ron Edmonds

Zhanna Golodryga – resigned effective 7 September 2023

Andrew Liveris

Admiral Robert Natter

Jean Oelwang

S Vaidyanathan – appointed effective 7 September 2023

The Company Secretary is Suzanne Yeates. Appointed to the position of Company Secretary on 18 September 2015, Ms. Yeates is a Chartered Accountant and Founder and Principal of Outsourced Accounting Solutions Pty Ltd. She holds similar positions with other public and private companies.

Principal Activities

During the financial year, the principal activities of the Group included investment in scalability efforts to increase production capacity of anode materials, commercialisation of the Company’s cathode technology and expansion of cell assembly and testing capabilities.

Dividends

The Directors do not recommend the payment of a dividend. No dividend was paid during the financial year.

Review of Operations

Information on the operations and financial position of the Group and its business strategies and prospects are set out in the review of operations and activities on pages 4-14 of this annual report.

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ANNUAL REPORT - 31 DECEMBER 2023

Significant Changes in the State of Affairs

There have been no significant changes in the state of affairs of the Group during the financial year.

Likely Developments and Expected Results of Operations

Comments on likely developments and expected results of operations are included in the review of operations and activities on pages 4-14.

Events Since the End of the Financial Year

In February 2024, NOVONIX and Panasonic Energy, a leading manufacturer of EV batteries in North America, each announced the signing of a binding off-take agreement for high-performance synthetic graphite anode material to be supplied to Panasonic Energy’s North American operations from NOVONIX’s Riverside facility in Chattanooga, Tennessee. Under the off-take agreement, Panasonic Energy has agreed to purchase at least 10,000 tonnes of anode material for use in its North American plants over the term of 2025-2028, subject to NOVONIX achieving agreed upon milestones regarding final mass production qualification timelines prior to the fourth quarter of 2025. Panasonic Energy has the right to reduce the 10,000 tonnes volume (by up to 20%) if these milestones are not achieved by the required dates or to terminate the agreement if there is a substantial delay to achieving these milestones. During the term, if additional volumes are requested by Panasonic Energy, NOVONIX shall use its best efforts to deliver the increased volumes. The companies have agreed to a pricing structure that incorporates a mechanism for adjusting the price in response to significant changes in NOVONIX’s raw material costs.

There have been no other matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

Environmental Regulations

The Group is subject to environmental regulations in respect of its exploration and development activities in Australia and its operations in the United States and Canada and is committed to undertaking all its operations in an environmentally responsible manner.

To the best of the Directors’ knowledge, the Group has adequate systems in place to ensure compliance with the requirements of all environmental legislation and are not aware of any breach of those requirements during the financial year and up to the date of the Directors’ report.

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ANNUAL REPORT - 31 DECEMBER 2023

Information on Directors

The following information is current as at the date of this report.

Admiral R J Natter. Chair – Non-Executive (Appointed 14 July 2017)
Experience and expertise	Robert J. Natter retired from active military service with the US Navy in 2003 and now has 17 years’ experience in the private sector of the US and Australia markets.

During his navy career, Admiral Natter served as the Commander of the US Seventh Fleet, controlling all U.S. Navy operations throughout the western Pacific and Indian Oceans. As a four-star Admiral, Natter was Commander in Chief of the U.S. Atlantic Fleet and the first Commander of U.S. Fleet Forces Command, overseeing all Continental U.S. Navy bases and the training and readiness of all Navy ships, submarines, and aircraft squadrons based there.

He is on the Board and chairs the Governance and Compensation Committee and the Government Security Committee of Allied Universal Security Company with over 800,000 employees worldwide. He also served on the Board of Intellisense (ISI), a privately held technology company based in Torrance, California until 2023.

He also serves on the U.S. Naval Academy Foundation Board and was Chairman of the Academy Alumni Association, representing over 60,000 living Academy alumni. He also served on the Navy Seal Museum and the Yellow Ribbon Fund Boards.

Other current directorships	N/A
Former listed directorships in last 3 years	N/A
Special responsibilities	Chairman Chair of the Nominating and Corporate Governance Committee
Interests in shares and options	2,132,758 ordinary shares 1,500,000 options 77,258 share rights

A Bellas. Deputy Chair – Non-Executive (Appointed 11 August 2015)
Experience and expertise

Mr. Bellas was the inaugural Chair of the Company on his appointment in August 2015. He brings over 35 years of experience in the public and private sectors. Mr. Bellas was previously CEO of the Seymour Group, one of Queensland’s largest private investment and development companies. Prior to joining the Seymour Group, he held the position of CEO of Ergon Energy Ltd, a Queensland Government-owned corporation involved in electricity distribution and retailing. Before that, he was CEO of CS Energy Ltd, also a Queensland Government-owned corporation and the State’s largest electricity generation company, operating over 3,500 MW of gas-fired and coal-fired plants at four locations. Mr. Bellas previously had a long career with Queensland Treasury, achieving the position of Deputy Under Treasurer.

Mr. Bellas is a director of the listed companies shown below and is also a director of Healthcare Logic Global Ltd, Loch Explorations Pty Ltd, Green and Gold Minerals Pty Ltd and Burlington Mining Pty Ltd.

Other current directorships	Deputy Chairman of State Gas Limited.
Former listed directorships in last 3 years	Chairman of intelliHR Limited (ceased 2023)
Special responsibilities	Chair of the Audit & Risk Committee Member of the Remuneration Committee Member of the Nominating and Corporate Governance Committee
Interests in shares and options	2,412,374 ordinary shares 69,995 share rights

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ANNUAL REPORT - 31 DECEMBER 2023

J Oelwang. Non-Executive Director (Appointed 2 March 2022)
Experience and expertise

Ms. Oelwang has 18 years of experience in helping to start and lead telecommunications companies in South Africa, Colombia, Bulgaria, Singapore, Hong Kong, Australia, and the US. This included roles in marketing, customer service, sales, and as a CEO.

Over the last 20 years, she has been the CEO and President of Virgin Unite, helping lead the incubation and start-up of several global initiatives, many with a focus on sustainability, including: The Elders, The B Team, The Carbon War Room (merged with RMI), Ocean Unite, and The Caribbean Climate Smart Accelerator. Ms. Oelwang also worked with 25 Virgin businesses across 15 industries to help embed purpose in all they do and served as a Partner in the Virgin Group leading their people strategy.

She is on the Advisory Council of The Elders, is a B Team leader, is the cofounder of Plus Wonder, and the author of the book Partnering.

Other current directorships	N/A
Former listed directorships in last 3 years	N/A
Special responsibilities	Chair of Remuneration Committee. Member of the Nominating and Corporate Governance Committee
Interests in shares and options	79,165 share rights

A N Liveris. Non-Executive Director (Appointed 1 July 2018)
Experience and expertise

A recognised global business leader with more than 40 years at the Dow Chemical Company, Mr. Liveris' career has spanned roles in manufacturing, engineering, sales, marketing, and business and general management around the world.

During more than a decade as Dow’s CEO, Mr. Liveris led Dow’s transformation from a cyclical commodity chemicals manufacturing company into a global specialty chemical, advanced materials, agro-sciences, and plastics company.

Andrew is a director of the listed companies shown below and has also been appointed as the Chair of the Brisbane Organising Committee for the 2032 Olympic and Paralympic Games.

Other current directorships

Board member of Lucid Motors (NASDAQ: LCID).

Non-executive director of Saudi Arabian Oil Company (Saudi Aramco) and Worley Parsons Limited (ASX: WOR).

Non-executive director of International Business Machines (IBM) Corporation (NYSE: IBM).

Former listed directorships in last 3 years	None
Special responsibilities	N/A
Interests in shares and options	9,198,794 ordinary shares 9,000,000 options 69,995 share rights

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ANNUAL REPORT - 31 DECEMBER 2023

S Vaidyanathan. Non-Executive Director (Appointed 7 September 2023)
Experience and expertise

A global business leader with more than 30 years in the oil and gas energy industry, Mr. Vaidyanathan’s career has spanned roles in technical, operations, business functions and general management around the world.

In his prior role as Vice President and Chief Engineer, Refining Business Improvement for Phillips 66, Mr. Vaidyanathan led Phillips 66’s effort to improve margins, cost, advancing use of digital technologies and to jump start the Renewable energy activities. Mr. Vaidyanathan currently leads the Renewable Fuels business for Phillips66.

Other current directorships	N/A
Former listed directorships in last 3 years	N/A
Special responsibilities	Member of the Remuneration Committee.
Interests in shares and options	N/A^

^Mr Suresh Vaidyanathan is not permitted to receive remuneration, including any equity incentives, in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by, and all equity instruments granted to, Mr Suresh Vaidyanathan are paid or granted directly to Phillips 66.

R Edmonds. Non-Executive Director (Appointed 27 October 2022)
Experience and expertise

Ron Edmonds is the Controller, Vice President of Controllers and Tax and the Chief Accounting Officer for Dow, a material science company with 2022 sales of $57 billion. He was formerly the Co-Controller of DowDuPont, a $73 billion holding company comprised of The Dow Chemical Company and DuPont which was spun into three independent, publicly traded companies in agriculture (Corteva), materials science (Dow) and specialty products sectors (DuPont). Edmonds leads all aspects of Dow’s Controllers & Tax organisations, overseeing 1250 employees and is responsible for all accounting, management reporting, external reporting, statutory reporting, internal controls, finance systems, tax planning, tax operations and strategy, and tax controversy globally for 500 legal entities. He oversees all corporate controls that guide enterprise strategy, investment decisions, and global initiatives for Dow.

He is a member of the Public Accounting Oversight Board’s Standards and Emerging Issues Advisory Group and the IFRS Advisory Council.

Other current directorships	N/A
Former listed directorships in last 3 years	N/A
Special responsibilities	Member of the Audit & Risk Committee.
Interests in shares and options	N/A

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ANNUAL REPORT - 31 DECEMBER 2023

Meetings of Directors

The number of meetings of the Company’s Board of Directors and of each Committee held during the year ended 31 December 2023, and the number of meetings attended by each Director were:

	Full Meetings of Directors		Meetings of Audit & Risk Committee		Meeting of the Remuneration Committee		Meeting of the Nominating and Corporate Governance Committee
	A	B	A	B	A	B	A	B
Admiral R J Natter D Akerson	7 7	7 7	- 0	- 1	- 3	- 4	3 3	3 3
A Bellas	7	7	5	5	4	4	3	3
R Cooper R Edmonds	2 7	3 7	1 5	2 5	1 -	1 -	- -	- -
Z Golodryga	3	5	5	5	-	-	-	-
A Liveris J Oelwang	6 7	7 7	- -	- -	- 4	- 4	- 3	- 3
S Vaidyanathan	2	2	-	-	1	1	-	-

A = Number of meetings attended

B = Number of meetings held during the time the director held office, was a member of the committee during the year and was not absent from a meeting due to a conflict of interest.

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ANNUAL REPORT - 31 DECEMBER 2023

Remuneration Report

Dear Shareholders,

On behalf of the Board of Directors and as Chair of the Remuneration Committee, I am pleased to present the remuneration report for the financial year ended 31 December 2023.

Over the last year, we strengthened our Board and Committees. Through new and upcoming appointments to the Board, we have greatly enhanced the capacity of the Board in the areas of governance, financial management, manufacturing, people, and sustainability, and increased our diversity. I was honoured to become the Chair of the Remuneration Committee in May 2023, and to work with my fellow committee members Tony Bellas and Suresh Vaidyanathan, who together have more than 32 years of experience in the energy industry. As previously announced, Sharan Burrow AC will be joining the Board as an independent Director and member of the Remuneration Committee effective 28 February 2024. We welcome her deep experience in building healthy, diverse, high-performing teams with strong governance.

We are fortunate to be working with a great management team who we believe have unmatched expertise in this emerging battery industry to help advance clean energy. Their leadership has led to a high level of retention and to a high level of satisfaction across the organisation, as we have grown to over 200 employees over the last several years, a number that is expected to increase as the Company is anticipated to enter production at our anode materials business in its next phase of growth.

Both the Board and the management team are committed to retaining our strong team and to nurturing a culture that will deliver results to shareholders and key stakeholders.

We’ve taken very seriously the feedback from our shareholders at our 2023 Annual General Meeting (“AGM”), where we received our first-ever strike on our remuneration report. Over the last nine months, we’ve expanded our engagement with our investors and proxy advisors to better understand their feedback and recommendations. We’ve also worked closely with an independent executive remuneration consultant to review a range of potential compensation structures. This has led us to more clearly identify some of the realities we face in recruiting and retaining top talent as a company in a highly specialised, nascent industry, with operations based exclusively in North America, which has notably different remuneration practises than Australia. We’ve also taken into consideration the strong macro-economic headwinds that have had a negative effect on our share price. We are grateful for the team’s continued hard work towards the significant milestones reached this year, from securing a joint development agreement and investment with LG Energy Solution (“LGES”), to finalising a USD$100 million grant from the U.S. DOE MESC, and most recently to entering into a binding off-take with Panasonic Energy. As a Board and management team, we are more energised than ever behind delivering on our mission to help revolutionise the battery market towards cleaner energy.

Through a rigorous process guided by feedback from our investors, we have identified several key changes to our 2024 remuneration strategy, which we believe will set us up for success in the years ahead. These changes include:

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ANNUAL REPORT - 31 DECEMBER 2023

•
an updated pay philosophy with guiding principles
•
a streamlined narrative in our annual remuneration report so you, our shareholders, can better understand the “why” of our remuneration program,
•
significantly increased disclosures for short-term incentive (“STI”) metrics,
•
equity grants in 2024 under our Long-Term Incentive Plan (“LTIP”) to our Chief Executive Officer (“CEO”) and executive team, consisting 100% of performance rights vesting based on performance over a three-year period, using challenging relative total shareholder return (“TSR”) performance goals and a revenue modifier. Equity grants in 2024 to our CEO and executive team included no performance rights with time-based vesting,
•
the 2024 LTIP grants to our CEO and executive team also include a reduced total LTIP target opportunity, compared to 2023, and
•
in line with the decrease in total quantum for the CEO and executive team, a 50% reduction in the Board’s share rights.

We’ve also ensured that the 2023 STI payout mirrors the impact our shareholders have experienced from the decline in share price. While investors have been very clear that they deeply respect the management team (something we heard in every investor feedback session), we acknowledge the market volatility that has impacted our share price and as such have only paid out to our executives 33% of the 2023 STI target opportunity. The non-executive Directors also wanted to show their long-term dedication to the team and Company and so their share rights for the period 1 July 2023 to 31 December 2023 will not be issued.

To further demonstrate our commitment to the important mission of this organisation, the Board has adopted formal share ownership guidelines (see page 39).

We remain deeply committed to NOVONIX and confident to deliver our mission to help revolutionise the battery industry to accelerate the adoption of clean energy. We know that we have the right team, technology, and strategy in place to make this happen, and a Board who is in it for the long run. Over the last year, the team has made significant steps towards our goals, and we are confident that this will lead to great future outcomes for all our stakeholders.

We look forward to continuing to partner with you as we build from strength to strength. We always welcome your feedback and insights and are grateful for the time many of you took over this last nine months to have honest conversations with us. We will continue to review our compensation plans and learn from best practises. Thanks so much for your ongoing belief in NOVONIX and its ability to be a part of revolutionising the battery industry.

With gratitude,

Jean Oelwang

Chairperson of the Remuneration Committee

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ANNUAL REPORT - 31 DECEMBER 2023

OVERVIEW OF THE REMUNERATION REPORT

The Board of Directors present the NOVONIX Limited 2023 remuneration report, outlining key aspects of our remuneration policy and framework and remuneration awarded this financial year ending 31 December 2023. The remuneration report also addresses our response to the vote on the remuneration report at last year’s AGM in form of our 2024 remuneration program and enhanced disclosures in this remuneration report. The remuneration report has been audited as required by s308 (3C) of the Corporations Act 2001 and contains the following sections:

•
Remuneration and our 2023 Performance
•
Key Management Personnel (each a “KMP and collectively “KMPs”) Covered by the Remuneration Report
•
KMP Remuneration Governance
•
Our Response to Last Year’s AGM Vote
•
Our Remuneration Strategy
•
Our Remuneration Mix
•
Remuneration Outcomes for the Year Ended 31 December 2023
•
Other Aspects of our Remuneration Program
•
Remuneration Expenses for KMPs
•
Non-Executive Director Remuneration
•
Additional Statutory Information

REMUNERATION AND OUR 2023 PERFORMANCE

We are in the business of supplying advanced, high-performance battery materials, equipment, and services to the global lithium-ion battery market. Founded in 2012 and publicly traded since 2015, we started as a company in a nascent industry and continue to grow scale in an increasingly highly specialised industry.

As part of our business strategy, we currently maintain a lean but experienced team. To deliver on our ambitious business objectives, we aim to attract and retain high-quality employees who embody our core values of curiosity, collaboration, and commitment in a competitive market and even more competitive industry. We are a dual-listed Australian corporation with a management team and operations based entirely in North America, with over 200 full-time employees in the United States and Canada.

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ANNUAL REPORT - 31 DECEMBER 2023

In 2023, our management made important strides in our business, executing on several critical business goals, namely:

✓

signed a JDA with LGES for the joint research and development of artificial graphite anode material for lithium-ion batteries, and an agreement to issue US$30 million worth of unsecured convertible notes to LGES

✓

finalised US$100 million in grant funding from the U.S. Department of Energy’s Office of Manufacturing and Energy Supply Chains to expand domestic production of high-performance, synthetic graphite anode materials at our Riverside facility in Chattanooga, Tennessee

✓	ran a production campaign on our Generation 3 Furnaces that produced material meeting all specifications while also reaching the equipment design throughput targets

✓

signed a binding off-take with Panasonic for 10,000 tonnes of high-performance synthetic graphite from our Riverside facility, to be used in their North American operations, since the conclusion of FY2023.

✓

commissioned a 10 tpa cathode pilot line and released the results of a third-party engineering study on our proprietary all-dry, zero-waste cathode synthesis process highlighted potential improvements over conventional cathode synthesis.

As a growth stage company, we incurred in FY 2023, and have historically incurred, operating losses due to significant expenses, which we expect will continue as we develop our technology and scale production ahead of eventual commercialisation and profitability. During the year, our share price also experienced some decline much like most in our sector. This stemmed from various factors, many of which were unrelated to leadership performance but which we recognise still negatively impacted shareholders, including: fluctuations in current and expected demand for EVs and ESS; trends in technology adoption; international market prices for battery anode materials; and general market sentiment towards the battery materials and lithium-ion battery sectors. Given the nature of our activities and the consequential operating results, we have not proposed or paid dividends to shareholders or returned capital to them.

In this critical growth phase where we aim to achieve important business milestones and the challenging goals we have set for ourselves, while sustaining losses and seeing our share price fluctuate, we must take care that our remuneration program accomplishes several aims: it must incentivise and reflect the performance of our pre-profitability business assessed mainly on technology and operating milestones, rather than conventional financial metrics; it must promote the interests of shareholders, whose investment in us is often impacted by macroeconomic factors outside our control; it must meet the expectations of both Australian and U.S. investors, each of whom have distinct expectations around remuneration; and, as a dual-listed Australian company with operations exclusively in North America, it must ensure the ability to attract and retain employees in an intensely competitive global industry.

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ANNUAL REPORT - 31 DECEMBER 2023

The details of share price movements are as follows:

	31 December 2023	31 December 2022	30 June 2022	30 June 2021	30 June 2020
Share price (AUD)	$0.735	$1.47	$2.28	$2.22	$0.87

As discussed in this remuneration report, our 2023 remuneration program, and even more so our 2024 program, achieves these goals. The program incentivises management to deliver growth and results, while at the same time motivating and retaining key talent in the North American market where our operations are located; we recognise these as vital to achieving both short and long-term business objectives and enhancing shareholder value in the long term. Our remuneration program also ensures that management feels the same shorter-term impact on share price coming from macroeconomic headwinds as do our shareholders. For instance, despite the achievement of the majority of required STI thresholds in 2023, in the context of our share prices performance, we exercised discretion to further reduce and pay out only 33% of the STI target opportunity.

The following table summarises total remuneration for each of the executive KMPs (as defined below) for 2023 showing the grant date fair values of the equity grants.

Name	Fixed Remuneration (USD$)				Variable Remuneration (USD$)
	Cash Salary	Post- Employment Benefits	Annual Leave Entitlements	Non-Monetary Benefits	STI	Performance/Share Rights	Options[1]	Total (USD$)
C Burns[2]	659,571	11,469	25,648	1,915	215,562	1,106,175	60,594	2,080,934
N Liveris	405,833	11,250	15,653	26,594	134,310	325,469	12,065	923,482
R Buttar	380,469	5,720	14,675	8,401	125,916	573,629	-	1,094,387

The following table shows the total remuneration realised by our executive KMPs in 2023, based on the value of outstanding equity awards that vested or were exercised during the year, excluding post-employment and annual leave entitlements:

Name	Fixed Remuneration (USD$)	Variable Remuneration (USD$)
	Cash Salary	STI	Value Realised on Performance Rights with Performance-Based Vesting	Value Realised on Performance Rights with Only Time-Based Vesting	Value Realised on Options Exercised	Total (USD$)
C Burns	659,571	215,562	-	-	-	875,133
N Liveris	405,833	134,310	-	-	-	540,143
R Buttar	380,469	125,916	-	103,900[3]	-	610,285

Additionally, a discussion of our 2024 remuneration is included under “Our Response to Last Year’s AGM Vote.”

1 Represents options held by the relevant KMP during the 2023 fiscal year. No options were granted during the 2023 fiscal year.

2 Cash salary amounts for Chris Burns throughout this remuneration report represent the USD translated amount of the salary he received in CAD.

3 Value converted from AUD.

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ANNUAL REPORT - 31 DECEMBER 2023

KEY MANAGEMENT PERSONNEL (KMPS) COVERED BY THE REMUNERATION REPORT

This remuneration report discusses the compensation of the key management personnel listed below (defined under Australian rules as individuals who have authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly, including all Directors).

Name	Position	Country	Term as KMP in FY2023
NON-EXECUTIVE DIRECTORS
R Natter	Independent Chairman	United States	Full year
D Akerson	Independent Non-executive Director	United States	Resigned effective 20 December 2023
A Bellas	Independent Deputy Chairman	Australia	Full year
R Cooper	Independent Non-executive Director	Australia	Resigned effective 5 April 2023
R Edmonds	Independent Non-executive Director	United States	Full year
Z Golodryga	Non-executive Director	United States	Resigned effective 7 September 2023
A Liveris	Non-executive Director	Australia	Full year
J Oelwang	Independent Non-executive Director	United States	Full year
S Vaidyanathan	Non-executive Director	United States	Appointed effective 7 September 2023
EXECUTIVE KMP
C Burns	Chief Executive Officer	Canada	Full year
N Liveris	Chief Financial Officer	United States	Full year
R Buttar	Chief Legal & Administrative Officer	United States	Full year

There have been no changes to KMPs, both since the end of the reporting period and as of the date of this remuneration report. As previously announced, effective 28 February 2024, Sharan Burrow AC will be joining the Board as an independent non-executive Director and member of the Remuneration Committee.

KMP REMUNERATION GOVERNANCE

Role of the Remuneration Committee

The Board is responsible for the Company’s remuneration strategy. The Remuneration Committee, comprised of a majority of independent, non-executive Directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration package and other terms of employment for executive KMPs and non-executive Directors. Individual pay structures and outcomes are developed in consultation with external and independent remuneration consultants, and reviewed and approved by the Remuneration Committee, which then recommends them for approval to the Board.

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ANNUAL REPORT - 31 DECEMBER 2023

In making recommendations to the Board, the Remuneration Committee considers, among other things, relevant market trends and practices, individual roles and responsibilities, legal and regulatory requirements, diversity (including with respect to gender), and feedback from shareholders and other stakeholders. This governance structure is aimed at ensuring that our remuneration program aligns the pay of our management team with shareholder value, within the context of our Company’s unique situation as a dual-listed Australian company in a critical growth stage with a management team and operations based entirely in North America.

Role of Management

Although the Remuneration Committee ultimately is responsible for reviewing and making recommendations to the Board for the Company’s remuneration policies and framework, the Remuneration Committee may receive input from the management team, which it reviews closely. The Remuneration Committee, at its discretion, may invite representatives of management and other employed personnel to attend committee meetings. Our executive KMPs do not participate in Remuneration Committee discussions about their own remuneration and may not have any indirect conflict in setting the remuneration of other KMPs. As discussed under “Oversight of Changes to our Remuneration Program,” the Remuneration Committee met with management extensively throughout 2023 to evaluate the remuneration strategy for 2024.

Role of Consultants

When appropriate, the Remuneration Committee will seek advice or recommendations from external and independent expert consultants, including benchmarking studies. In 2023, the Remuneration Committee retained AON Consulting Inc. (“AON”), which advised on various remuneration-related items, including peer group development, market practices, industry trends, investor views, and market data. Advice provided by consultants during the year did not constitute a “remuneration recommendation” as defined in section 9B of the Corporations Act and was received free from any undue influence by KMPs to whom the advice related. Furthermore, our Remuneration Committee concluded that AON is “independent” pursuant to Rule 5605(d)(3) of The Nasdaq Stock Market (“Nasdaq”).

Remuneration Peer Group

To understand the external market competitiveness of the compensation for our KMPs, our independent executive remuneration consultant analyzes publicly available information and compares the compensation of each KMP to data for comparable positions at companies in our peer group and provides a report to the Remuneration Committee. The Remuneration Committee reviews our peer group periodically, with input from its independent executive remuneration consultant. In creating the peer group, our independent executive remuneration consultant considers various factors, including: (i) relative size to our Company (revenue, market capitalisation, and other relevant criteria); and (ii) nature of business (business focus, model, and location).

The 2023 compensation peer group consisted of 18 companies publicly traded in the United States in various industries, including electronic equipment and instruments, specialty chemicals, electrical components and equipment, automobile manufacturers, automotive retail, construction machinery

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ANNUAL REPORT - 31 DECEMBER 2023

and heavy transportation equipment, environmental and facilities services, and diversified metals and mining, with revenues generally less than USD$1 billion.

OUR RESPONSE TO LAST YEAR’S AGM VOTE

At last year’s AGM, 40% of the votes cast at the meeting voted against the adoption of the remuneration report and a “first strike” was recorded. A “first strike” occurs under Australian rules when more than 25% of the votes cast at the meeting voted against the adoption of the remuneration report. In this section, we discuss how we engaged with shareholders, what we heard from them, and how we considered their valued input in creating our 2024 remuneration program and enhancing the disclosures in this remuneration report.

Outreach to Shareholders

We remain committed to listening to our shareholders as we continually review and evaluate our remuneration program. We maintain an ongoing, proactive outreach effort with our shareholders and regularly engage with our shareholders to seek their input, to remain well-informed regarding their perspectives, and to help increase their understanding of our business. As part of that ongoing commitment and to understand the concerns that gave rise to the prior year’s voting results, we engaged extensively with our shareholders and proxy advisors in the latter half of 2023.

We believe that our shareholder engagement program was robust. Close to a majority of our shareholders are individual and retail investors, many of which, to the extent they voted at last year’s AGM, are either unidentifiable or hold less than 100,000 shares. Additionally, at our last AGM, more than one third of all shares outstanding were held by current and former insiders and Phillips 66. All former insiders voted for the adoption of our remuneration report. Phillips 66 was not permitted to vote toward the remuneration report due to restrictions under Australian law.

Company Participants		Results of Outreach
✓ ✓ ✓ ✓	Chairperson of the Board Deputy Chairperson of the Board Chairperson of the Remuneration Committee Chief Legal and Administrative Officer

Shareholders We Contacted:

•
21 of our largest shareholders

Shareholders We Met or Spoke with Individually:

•
More than 70% of shareholders who voted against remuneration at 2023 AGM
•
Two of our four largest shareholders after Phillips 66
•
Seven of our largest shareholders overall

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ANNUAL REPORT - 31 DECEMBER 2023

The resulting discussions provided consistent and valuable feedback that reflected the following views:

✓	Our current management team is well-respected and critical to the growth of our business, and competition for talent in our sector is fierce.
✓	Recent enhancements to communication with shareholders were well-received.
✓	Investors have long-term confidence in the Company and believe pay should be better aligned with performance, including with regard to share price and other operational metrics.
✓	The Company is in a unique and complex situation with respect to its geography, market, industry, and growth stage.
✓	A better understanding of benchmarking against industry compensation would be helpful, in part given our primary listing in Australia.
✓	Greater understanding of financial/non-financial metrics impacting our profitability, as well as disclosure around compensatory performance metrics and their achievement, is key.

Oversight of Changes to our Remuneration Program

After the AGM, the Remuneration Committee met extensively with management, our independent executive remuneration consultant, and other external advisors to develop a long-term plan for improving the alignment of our remuneration program with enhancing shareholder value. A total of 15 meetings were held. The Remuneration Committee considered the following criteria in its deliberations:

•
responsiveness to shareholder and proxy advisor concerns
•
balancing the expectations of the Australian market with the reality of operating and competing in the North American market
•
execution on our business plan
•
appropriate compensation philosophy
•
peer practices in the U.S., along with expectation of Australian investors of pay in their local market.

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ANNUAL REPORT - 31 DECEMBER 2023

Results of Shareholder Outreach and Changes to our Remuneration Program

In response to shareholder and proxy advisor concerns, we committed to reforming our remuneration program for 2024, and to include enhanced disclosures in this 2023 remuneration report. The key changes made to the 2024 remuneration program are as follows:

What We Heard	What We Did
Remuneration was not sufficiently aligned with performance.
STI performance criteria: STIs should be more closely aligned to well-understood quantitative and financial metrics.

For STIs granted in 2024, goals include forward-looking revenue and revenue in-hand (aggregate 25% weight), budget variance (10% weight) and access to capital (10% weight), with the rest made of up strategic, operational, and people/ESG-based metrics, in light of our continued emphasis on scaling our business as a growth-stage company.

STI performance criteria: STI payouts should better reflect negative share price performance.

For STIs granted in 2024, the Remuneration Committee retains discretion to reduce annual STI payout based on negative annual TSR and other factors, thus further aligning our management’s interests with those of shareholders.

Long-term incentive (“LTI”) performance criteria: With STI payouts linked to business goals, LTI payouts should be better linked to share price performance. LTI payouts should also be based on multi-year performance.

For LTI awards granted in 2024, all performance rights vest based on corporate performance, with none vesting solely based on time. Payouts are measured based on achievement of relative TSR (versus a peer group of 20 companies primarily focused in the diversified metals and electronic equipment industries) over a three-year performance period and are capped at the target opportunity. Performance rights require a minimum level of relative TSR (35th percentile) to achieve any payout, regardless of revenue earned, and a relative TSR of at least 60th percentile to pay out at the highest level. This establishes a rigorous framework for evaluating Company performance and is directly aligned with shareholders’ interests.

LTI performance criteria: LTI payouts should align with longer-term business goal of achieving revenues.

Performance rights granted in 2024 also include a revenue modifier based on the attainment of a three-year revenue goal (with the payout still capped at the target opportunity). The addition of this modifier reinforces our focus on top-line revenue growth, a core metric for effectively scaling and growing the business.

Size of equity grants was not in line with market practise for Australia.
LTI quantum: Generally, local Australian companies pay their executives LTIs of a more modest quantum.	For LTIs granted in 2024, awarded LTI opportunities with a quantum substantially below the median of our U.S. peer group.
Director compensation: Market in Australia is to pay directors LTIs with a lower value.	For 2024, Director LTI quantum reduced 50% in value from the prior year.
Investors could benefit from enhanced disclosure of performance metrics.

This 2023 remuneration report includes enhanced detail of:

•
how 2023 incentives and payouts were determined;
•
greater context around the “why” of our remuneration design and key decisions
•
our compensation governance

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ANNUAL REPORT - 31 DECEMBER 2023

In addition, the Company changed its fiscal year-end from June 30 to December 31. As a consequence of this change, Directors were scheduled to receive share rights for the period 1 July 2023 to 31 December 2023 (“2023 partial year”) to align with the new fiscal year-end. Shareholders approved the 2023 partial year share rights; however, they were not issued and will not be issued. The Board has determined that one Director shall be granted his share rights for the period from his appointment in October 2022 to 30 June 2023, subject to shareholder approval. We view this as an additional sign to shareholders of the Board’s long-term commitment to the team and Company. See “Non-Executive Director Remuneration.”

OUR REMUNERATION STRATEGY

As discussed in “Remuneration and our 2023 Performance,” our remuneration strategy is informed by both U.S. and Australian pay practices, our market, industry, and growth stage, and is designed to ensure we can:

•
attract and retain experienced leaders and key employees in the markets in which the Company operates in a highly specialised and competitive industry,
•
link remuneration with performance to align pay outcomes with value created for the Company and its shareholders,
•
reward performance that will support our long-term strategic growth, business objectives, innovation, and a strong culture,
•
encourage an ownership mentality across all levels of the Company.

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ANNUAL REPORT - 31 DECEMBER 2023

These strategic priorities have led us to implement the following pay practices in 2023 and 2024:

	Fixed Remuneration[1]	Performance-Based Remuneration
		Short-Term Incentives	Long-Term Incentives
Rationale	Attracts and retains key personnel via competitive baseline pay and provides a level of cash income predictability and stability.	Focuses attention on corporate KPIs that promote achievement of strategic objectives and shareholder wealth.

Serves multi-pronged purpose:

•
retains employees
•
provides a framework for increasing shareholder value and business performance through key objectives that we believe are critical to long-term profitability
•
conserves cash

Delivered as	Cash	Cash	Performance rights in our ordinary shares (in 2023, both performance-vesting and time-vesting, and in 2024, performance-vesting only).
Process	Set annually.	Granted annually. Remuneration Committee sets one-year performance goals upon grant at beginning of year and assesses their achievement after end of that year.	Granted annually. For performance-vesting grants, Remuneration Committee sets multi-year performance goals upon grant at beginning of year and assesses their achievement after a typical 3-year period.
Quantum of opportunity	Set according to each KMP’s accountabilities, experience and qualifications, and market relativities.	Opportunity set as a percentage of fixed remuneration. Pay outcomes are variable based on the achievement of performance criteria and Remuneration Committee’s discretion.	Opportunity set based on target number of shares. Actual pay outcomes following vesting are variable subject to share price fluctuations and/or the achievement of performance criteria.
Performance criteria	N/A	Corporate KPIs (business milestones), allowing use of negative discretion.	For 2023, revenue. For 2024, relative TSR with a revenue modifier.
Performance and service period	N/A	1 year.	3 years.
Cessation of employment	N/A	No award will be made to employees who have ceased employment.	Unvested performance rights are forfeited, unless Board exercises discretion.

1 Fixed remuneration includes cash salary, post-employment benefits, annual leave entitlements and non-monetary benefits.

OUR REMUNERATION MIX

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ANNUAL REPORT - 31 DECEMBER 2023

Our Remuneration Committee reviews and recommends to the Board the remuneration strategy for our KMPs annually to ensure it remains aligned to our business needs and outcomes. In our current, early stage of growth, setting quantitative target performance levels can be challenging. This is further complicated by rapidly shifting market and regulatory conditions. The majority of our target compensation is performance-based and at risk, and, for our CEO, focused on long-term performance. Our 2024 pay mix also reflects a significant reduction in LTI opportunity (without a significant change in cash salary and STI opportunity levels).

REMUNERATION OUTCOMES FOR THE YEAR ENDED 31 DECEMBER 2023

Cash Salary/Fixed Remuneration

The Remuneration Committee provides guidance in setting cash salaries for the Company’s KMPs at levels that reflect the Remuneration Committee’s assessment of competitive compensation averages within our peer group for individuals with similar responsibilities at companies with similar financial, operating and industry characteristics, in similar locations. The members of the Remuneration Committee also evaluate KMP compensation using their accumulated individual knowledge and industry experience, as well as publicly available compensation information with respect to companies within our peer group.

In 2023, the Remuneration Committee increased our KMPs’ cash salaries in amounts ranging from 2% to 5%, as a cost-of-living adjustment, as shown below.

KMP	2022 Cash Salary (USD$)	2023 Cash Salary (USD$)	% Change
Chris Burns	$637,738	$653,217	2%
Nick Liveris	$400,513	$407,000	2%
Rashda Buttar	$361,944	$381,563	5%

Short-term Incentives

The purpose of our STIs is to motivate and reward our KMPs for the attainment of measurable performance objectives, including annually set goals for financing, strategic, and operational performance in line with KPIs. These are criteria that management is focused on for the Company in our current growth stage. The KPIs are the same among all KMPs and measure the Company’s achievement during the fiscal year. Financial metrics do not currently make up the majority of KPIs given that we remain focused on scaling the business and that certain of our long-term incentives already include a revenue metric.

During the year for which performance is measured, each KMP receives an STI target award, which is a percentage of their salary for that year. Following the end of the year, Company performance against each KPI is measured. The level of achievement on each KPI is multiplied by the relative weight for that KPI, which then translates to a defined payout expressed as a percentage of the target STI.

For 2023, the target STI was 100% of salary for all KMPs. The table below shows the STI objectives and outcomes for the fiscal year.

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ANNUAL REPORT - 31 DECEMBER 2023

Metric Category (Weighting)	Goals	% of Total STI Assuming Highest Rating	Rating	Outcome as % of total STI
NAM Operational (35%)	Product reaching customer specifications	7.0%	80%	5.6%
	Definition of mass production equipment and process	7.0%	90%	6.3%
	Equipment on site or on order to align with production targets	7.0%	80%	5.6%
	Customer off-take agreements	7.0%	50%	3.5%
	Engineering progress on Greenfield facility	7.0%	25%	1.8%
	NAM Operational Subtotal			22.8%
Financing (25%)	Secure target funding for Greenfield facility	12.5%	20%	2.5%
	Secured funding relative to ongoing operational spend	12.5%	80%	10%
	Financing Performance Subtotal			12.5%
Strategy (20%)	Secure cathode technology partnership	6.7%	0%	0%
	Secure non-US partner for anode materials expansion plan	6.7%	100%	6.7%
	Establish key ESG program metrics and disclosures	6.7%	100%	6.7%
	Strategy Subtotal			13.4%
BTS Operational (10%)	Develop long term strategic partnerships at BTS	3.3%	33%	1.1%
	Cathode material performance meeting targets	3.3%	90%	3%
	Data solution customer onboarding	3.3%	100%	3.3%
	BTS Operational Subtotal			7.4%
People (10%)	TRIFR targets	3.3%	100%	3.3%
	Employee engagement metrics	3.3%	100%	3.3%
	Employee retention metrics	3.3%	100%	3.3%
	People Subtotal			10%
STI Performance Ratio				66%
STI Payout Ratio Approved by the Committee and Board				33%

The Remuneration Committee assessed the Company’s performance of KPIs for the financial year ended 31 December 2023 as achieving 66% of target. This reflects achievement of several significant operational, financial, and people goals. Despite the achievement of the majority of required STI thresholds, in the context of the share price performance in the year, the Remuneration Committee recommended that the Board exercise its discretion to further reduce and pay out only 50% of the calculated STI to ensure KMP remuneration is aligned to enhancing shareholder value. This represents a significant reduction from the payout of 77.5% for the six-month period ending 31 December 2022. This led to the following payouts for 2023, which the Company believes reflects the close link between the STI remuneration and the Company performance during the financial year.

KMP	Cash Salary (USD$)	STI Target (%)	Achieved Performance Ratio	STI Payout Ratio	Actual Payout (USD$)
Chris Burns	$653,217	100%	66%	33%	$215,562
Nick Liveris	$407,000	100%	66%	33%	$134,310
Rashda Buttar	$381,563	100%	66%	33%	$125,916

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ANNUAL REPORT - 31 DECEMBER 2023

Long-term Incentives

Performance rights

KMPs participate in the LTIP, composed of grants of performance rights with varying vesting conditions. The dollar value of the LTI award is converted into a fixed number of performance rights based on the market value of NOVONIX shares at the time of grant.

In 2023, we granted both performance rights, including performance rights vesting based on the achievement of performance criteria, such as corporate goals, and those vesting only based on continued service over time (referred to in this remuneration report as vesting based on “time”) to the Company, as follows:

KMP	Performance Rights Vesting Based on Performance (Target Opportunity)(#)	Details Regarding Vesting Criteria	Performance Rights Vesting Only Based on Time(#)	Details Regarding Vesting Criteria	Total Rights(#)
Chris Burns	802,435	Vest subject to achievement of revenue, for the 12-month period preceding vesting date (31 December 2025) as follows: • 0-50% of target opportunity for revenue up to USD$50M (calculated using linear interpolation). • 50-100% of target opportunity for revenue from USD$50M - $125M+ (calculated using linear interpolation, capped at 100%).	802,436	Vest subject to continued employment	1,604,871
Nick Liveris	274,517		274,518		549,035
Rashda Buttar	126,701		126,700		253,401

The mix of performance-and time-based grants, the performance criteria used, and three-year vesting period for all awards were unchanged in 2023 from 2022. Payouts of performance-vesting rights are capped at target.

The performance rights (both performance and time-based rights) listed above were granted to Mr. Liveris on 5 April 2023 and to Mr. Burns and Ms. Buttar on 13 April 2023. Any unvested performance rights will lapse. The long-term incentives will be issued as performance rights under the Company’s existing Performance Rights Plan.

The Remuneration Committee believes that the performance criteria in the performance rights provide challenging but appropriate incentives to KMPs given our focus on producing revenue over the coming years and our recognition of the necessary runway for achieving that goal.

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ANNUAL REPORT - 31 DECEMBER 2023

Options

No options were awarded to executive KMPs during the 2023 financial year.

OTHER ASPECTS OF OUR REMUNERATION PROGRAM

Share Ownership Guidelines

To further align the interests of our non-executive Directors and other leadership with those of shareholders, the Company has adopted share ownership guidelines. These require (1) each non-executive Director (other than those who do not receive remuneration from us, as further described below) to retain ordinary shares having a value of at least three times the annual cash retainer fee and (2) the Chief Executive Officer to retain ordinary shares having a value equal to three times his annual salary. Until reaching the required ownership level, non-executive Directors covered by the guidelines and the Chief Executive Officer are required to retain at least 50% of their shares, net of applicable tax withholding and the payment of any exercise or purchase price (if applicable), received upon the vesting or settlement of equity awards or the exercise of share options. Each non-executive Director covered by the guidelines and the Chief Executive Officer has five years to comply with the guidelines, and options and unvested performance rights do not count toward the requirement. The following shows compliance with the ownership guidelines as of 31 December 2023:

KMP	Share Ownership Guideline (Multiple of Salary or Retainer)	Share Ownership as of 31 December 2023
C Burns	3x cash salary	Guidelines met
Non-executive Directors*	3x cash retainer	Guidelines met**

* Does not include Ms. Golodryga and Mr. Vaidyanathan, who are not permitted to receive remuneration, including any equity incentives, in their personal capacity under the terms of their employment with Phillips 66 and terms of engagement with the Company (all of whose equity grants are paid or granted directly to Phillips 66).

** Non-executive Directors who joined the Company in the past two years have not yet met the required ownership level but retain at least 50% of their shares as required.

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ANNUAL REPORT - 31 DECEMBER 2023

Clawback Policy

We maintain a clawback policy as required by the rules of Nasdaq. Our clawback policy covers each of our current and former executive officers (i.e., executive KMPs). The policy provides that, subject to the limited exemptions provided by the Nasdaq rules, if the Company is required to restate its financial results due to material noncompliance with financial reporting requirements under the securities laws, the Remuneration Committee must reasonably promptly seek recovery of any cash or equity-based incentive compensation (including vested and unvested equity) paid or awarded to the covered individual, to the extent that the compensation (i) was based on erroneous financial data and (ii) exceeded what would have been paid to the executive officer under the restatement. Recovery applies to any such excess cash or equity-based bonus/other incentive compensation received by any covered individual, while he/she was an executive officer, on or after 2 October 2023 during the three completed fiscal years immediately preceding the date on which the Company determines an accounting statement is required. For more information, see the full text of our claw-back policy, which is filed as an exhibit to our Annual Report on Form 20-F.

REMUNERATION EXPENSES FOR KMPS

The following table details the remuneration expenses recognised for the Company’s KMPs and non-executive Directors, for the current period and previous financial year measured in accordance with accounting standard requirements.

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Year ended 31 December 2023 – All amounts are shown in USD$.

Name	Fixed Remuneration				Variable Remuneration
	Cash Salary	Post- Employment Benefits	Annual Leave entitlements	Non-Monetary Benefits[1]	STI	Performance/ Share Rights	Options[2]	Total
Key Management Personnel
C Burns	659,571	11,469	25,648	1,915	215,562	1,106,175	60,594	2,080,934
N Liveris	405,833	11,250	7,961	26,594	134,310	325,469	12,065	923,482
R Buttar	380,469	5,720	252	8,401	125,916	573,629	-	1,094,387
Non-executive Directors
D Akerson (Ceased 20/12/2023)	63,333	-	-	-	-	-	-	63,333
A Bellas	92,743	9,974	-	-	-	22,593	-	125,310
R Cooper (Ceased 5/04/2023)	17,281	1,814	-	-	-	5,476	-	24,571
R Edmonds	60,000	-	-	-	-	31,943	-	91,943
Z Golodryga (ceased 7/9/2023)	41,500	-	-	-	-	22,593	-	64,093
A Liveris	45,241	4,865	-	-	-	22,593	-	72,699
R Natter	116,000	-	-	-	-	22,593	-	138,593
J Oelwang	68,125	-	-	-	-	22,593	-	90,718
S Vaidyanathan (appointed 7/9/2023)	18,034	-	-	-	-	-	-	18,034
Total KMP remuneration expensed	1,968,130	45,092	33,861	36,910	475,788	2,155,657	72,659	4,788,097

1 Short-term benefits as per Corporations Regulation 2M.3.03(1) Item 6, primarily health insurance.

2 Represents options held by the relevant KMP during the 2023 fiscal year. No options were granted during the 2023 fiscal year.

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Six-month period ended 31 December 2022 – All amounts are shown in USD$.

Name	Fixed Remuneration			Variable Remuneration
	Cash Salary	Post- Employment Benefits	Non-Monetary Benefits[1]	STI	Performance/ Share Rights	Options	Total
Key Management Personnel
C Burns	303,971	5,714	975	250,635	2,270,362	11,394	2,843,051
N Liveris	200,000	4,527	9,536	155,000	600,418	2,445	971,926
R Buttar	185,250	-	4,422	108,984	677,226	-	975,882
Non-executive Directors
D Akerson (Appointed 27/10/2022)	9,583	-	-	-	-	-	9,583
A Bellas	45,547	4,782	-	-	112,857[2]	-	163,186
R Cooper	33,582	3,526	-	-	112,857[2]	-	149,965
R Edmonds (Appointed 27/10/2022)	10,000	-	-	-	-	-	10,000
Z Golodryga	30,000	-	-	-	112,857[2]	-	142,857
A Liveris	23,318	2,448	-	-	112,857[2]	-	138,623
R Natter	56,388	-	-	-	126,971[2]	-	183,359
J Oelwang	30,708	-	-	-	130,677[2]	-	161,385
Total KMP remuneration expensed	928,347	20,997	14,933	514,619	4,257,082	13,839	5,749,817

1 Short-term benefits as per Corporations Regulation 2M.3.03(1) Item 6, primarily health insurance.

2 Revised to reflect the appropriate vesting period for the FY23 Share Rights award, resulting in an increase of $44,099 in performance/share rights for each of A Bellas, R Cooper, A Liveris, J Oelwang, R Natter and Z Golodryga.

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Contractual Arrangements with KMPs

Component	Chris Burns	Nick Liveris	Rashda Buttar
Annual fixed remuneration (USD$)	653,217	407,000	381,563
Contract duration	Ongoing contract	Ongoing contract	Ongoing contract
Notice by the individual / company	3 months	3 months	3 months

AON, an external remuneration consultant, is engaged to benchmark KMP salaries, with those salaries positioned at the 50th percentile of the peer group. KMP salaries also are set taking into account each KMP’s accountabilities, experience, and qualifications.

NON-EXECUTIVE DIRECTOR REMUNERATION

Non-executive Director remuneration includes both a cash component and an annual grant of equity awards using a value-based approach by issuing share rights to non-executive Directors each financial year.

At the 2022 AGM, the shareholders approved the granting of the financial year 2023 share rights (covering the period 1 July 2022 to 30 June 2023) to Directors. The number of share rights granted was calculated by dividing the value of the share rights (USD$110,000) by the closing share price of the Company’s shares on the ASX on 30 June 2022 and the USD$/AUD$ spot rate as of 30 June 2022. The share rights automatically vested on 30 June 2023.

In addition, the Company changed its fiscal year-end from June 30 to December 31. As a consequence of this change, Directors were scheduled to receive share rights for the period 1 July 2023 to 31 December 2023 (“2023 partial year”) to align with the new fiscal year-end. Shareholders approved the 2023 partial year share rights; however, they were not issued and will not be issued. The Board has determined that one Director shall be granted his share rights for the period from his appointment in October 2022 to 30 June 2023, subject to shareholder approval. We view this as an additional sign to shareholders of the Board’s long-term commitment to the team and Company.

In addition, and with effect from 1 January 2024, the value of the share rights to be granted to Directors each year has been reduced from USD$110,000 to USD$55,000.

If a non-executive Director is appointed during the financial year, the number of share rights to be issued comprises a pro-rata amount of the value of the share rights, based on the date of the non-executive Director’s appointment, as a proportion of the financial year. The number of share rights is then calculated by dividing the value of the share rights by the closing share price of the Company’s shares on the ASX and the USD$/AUD$ spot rate on the trading day immediately prior to the non-executive Director’s appointment.

If a non-executive Director ceases to hold office as a Director prior to the vesting date, that person's share rights will lapse, and they will be entitled to a pro-rata amount of shares representing the proportion of the relevant financial year that such person was a non-executive Director.

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Ms. Golodryga and Mr. Vaidyanathan are not permitted to receive remuneration, including any equity incentives, in their personal capacity under the terms of their employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by, and all equity instruments granted to, Ms Golodryga and Mr. Vaidyanathan are paid or granted directly to Phillips 66.

The table below shows the value of share rights that were granted, exercised and forfeited during the year ended 31 December 2023.

Non-executive Director share rights
2023	Number Granted	Value Granted (AUD$)[1]	Value Exercised (AUD$)[1]	Number Forfeited	Value Forfeited (AUD$)[1]
D Akerson	-	-	-	-	-
A Bellas	-	-	72,095	-	-
R Cooper	-	-	54,910	16,684	48,384
R Edmonds	65,405	48,073	-	-	-
Z Golodryga	-	-	72,095	-	-
A Liveris	-	-	72,095	-	-
R Natter	-	-	79,576	-	-
J Oelwang	-	-	81,540	-	-

1 Amounts are disclosed in AUD$ as the value is determined based on the ASX share price at grant date, which is denominated in AUD.

The non-executive Directors received the following cash fees:

USD$
Chairman	106,000
Base non-executive Director fee	50,000
Chair of Audit & Risk Committee	20,000
Member of Audit & Risk Committee	10,000
Chair of Nominating and Corporate Governance Committee	10,000
Member of Nominating and Corporate Governance Committee	5,000
Chair of Remuneration Committee	15,000
Member of Remuneration Committee	7,500

The current base fees were reviewed with effect from 1 September 2022.

The maximum annual aggregate non-executive Directors’ fee pool limit is USD$700,000 (excluding share-based payments) and was approved by shareholders at the 2023 AGM.

Any Director who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid extra remuneration as determined by the Directors, which will not form part

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of the aggregate fee pool limit above. Non-executive Directors are not entitled to any performance-related remuneration or retirement allowances outside of statutory superannuation entitlements.

All non-executive Directors enter into a service agreement with the Company in the form of a letter of appointment. The letter summarises the Board policies and terms, including remuneration relevant to the office of Director.

Additional Statutory Information

Performance Based Remuneration Granted, Forfeited, and Cancelled During the Year

The table below shows for each KMP how much of their STI cash bonus was awarded and how much was forfeited. It also shows the fair value of performance rights that were granted, exercised, forfeited and cancelled (where applicable) during the year ended 31 December 2023. The number of performance rights and percentages vested/forfeited for each grant are disclosed in section (ii) on page 50 below.

	Total STI Bonus		LTI Performance Rights
2023	Total STI Opportunity $	Awarded %	Forfeited %	Value Granted AUD $	Value Exercised AUD $*
C Burns	654,217	33%	67%	1,749,309	-
N Liveris	407,000	33%	67%	664,332	-
R Buttar	381,563	33%	67%	276,207	155,738

* The value at the exercise date of options/performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the options at that date.

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(ii) Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Name Grant Date	Vesting Date	Expiry Date	Number Under Option	Exercise Price AUD $	Value per Option at Grant Date AUD $	Performance Achieved	Vested %
C Burns
13/03/2019	30/09/2025~	Cessation of employment	850,000	$0.50	$0.54	-	-
13/03/2019	31/12/2025~	Cessation of employment	850,000	$0.50	$0.55	-	-
13/03/2019	31/07/2026~	Cessation of employment	850,000	$0.50	$0.56	-	-
13/03/2019	30/09/2026~	Cessation of employment	850,000	$0.50	$0.56	-	-
13/03/2019	30/11/2026~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	31/12/2026~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	31/08/2027~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	30/09/2027~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	31/10/2027~	Cessation of employment	850,000	$0.50	$0.58	-	-
13/03/2019	30/11/2027~	Cessation of employment	850,000	$0.50	$0.58	-	-
N Liveris
21/11/2019	30/09/2025~	Cessation of employment	250,000	$0.50	$0.36	-	-
21/11/2019	31/12/2025~	Cessation of employment	250,000	$0.50	$0.37	-	-
21/11/2019	31/07/2026~	Cessation of employment	250,000	$0.50	$0.38	-	-
21/11/2019	30/09/2026~	Cessation of employment	250,000	$0.50	$0.38	-	-
21/11/2019	30/11/2026~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	31/12/2026~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	31/08/2027~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	30/09/2027~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	31/10/2027~	Cessation of employment	250,000	$0.50	$0.40	-	-
21/11/2019	30/11/2027~	Cessation of employment	250,000	$0.50	$0.40	-	-

~ These options vest in 10 equal tranches upon the achievement of progressive incremental production milestones of 1,000 tonnes. The vesting dates in the table represent the current estimate of when the vesting conditions will be met, and the options can be exercised.

The number of options over ordinary shares in the Company provided as remuneration to key management personnel is shown in the table below on page 49. The options carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share of NOVONIX Limited.

46

Performance Rights

The terms and conditions of each grant of performance rights affecting remuneration in the current or a future reporting period are as follows:

KMP	Number	Grant Date	Vesting Date	Vesting Conditions	Grant Date Fair Value Per Unit (AUD$)
C Burns	1,412,000	28/01/2022	30/06/2024	50% vest subject to continued employment at 30 June 2024 and 50% vest subject to achievement of revenue for the period 1 July 2023 to 30 June 2024: a) 0-50% of award for linear revenue up to USD$45M b) 50-100% of award for incremental revenue linearly from USD$45m - $105m.	$7.21
N Liveris	667,831	26/10/2022	30/06/2024		$2.90
R Buttar	255,238	28/01/2022	30/06/2024		$7.21
C Burns	2,275,400	26/10/2022	30/06/2025	50% vest subject to continued employment at 30 June 2025 and 50% vest subject to achievement of revenue, for the 12-month period preceding vesting date as follows: a) 0-50% of award for linear revenue up to USD$75M b) 50-100% of award for incremental revenue linearly from USD$75m - $180m.	$2.90
N Liveris	778,400	26/10/2022	30/06/2025		$2.90
R Buttar	359,300	26/10/2022	30/06/2025		$2.90
C Burns	1,604,871	13/04/2023	31/12/2025	50% vest subject to continued employment at 31 December 2025 and 50% vest achievement of revenue targets for the 2025 financial year as follows: a) 0-25% of award for linear revenue up to USD$50M b) 25-50% of award for incremental revenue linearly from USD$50m - $125m+.	$1.09
N Liveris	549,035	05/04/2023	31/12/2025		$1.21
R Buttar	253,401	13/04/2023	31/12/2025		$1.09
R Buttar Tranche 1 Tranche 2 Tranche 3	37,500 37,500 37,500	6/10/2021 6/10/2021 6/10/2021	22/04/2023 22/04/2024 22/04/2025	Vest subject to continued service with the Company up to the vesting date.	$4.92 $4.92 $4.92

The number of performance rights over ordinary shares in the Company provided as remuneration to KMPs is shown on page 50. The performance rights carry no dividend or voting rights. Rights granted are dependent on the recipient’s continued service, or achievement of performance related vesting conditions, by the vesting date.

Upon vesting, each performance right is convertible into one ordinary share of NOVONIX Limited. If a KMP ceases employment before the rights vest, the rights will be forfeited, except in limited circumstances that they are approved by the Board on a case-by-case basis.

47

Share Rights

The terms and conditions of each grant of share rights affecting remuneration in the current or a future reporting period are as follows, for each of our non-executive Directors:

	Number	Grant Date	Vesting Date	Grant Date Fair Value Per Unit AUD $
A Bellas	69,995	26/10/2022	30/06/2023	$2.90
R Cooper	69,995	26/10/2022	30/06/2023	$2.90
R Edmonds	10,542	31/12/2023	31/12/2023	$0.735*
R Edmonds	54,863	31/12/2023	31/12/2023	$0.735*
Z Golodryga	69,995	26/10/2022	30/06/2023	$2.90
A Liveris	69,995	26/10/2022	30/06/2023	$2.90
R Natter	69,995	26/10/2022	30/06/2023	$2.90
J Oelwang	69,995	26/10/2022	30/06/2023	$2.90

* Estimated grant date fair value at the end of the reporting period, subject to shareholder approval at the 2024 AGM.

The number of share rights over ordinary shares in the Company provided as remuneration to key management personnel is shown on page 51. The share rights carry no dividend or voting rights.

These share rights vest in full in one instalment based solely on service to us through the vesting date and do not have any performance related vesting conditions.

Upon vesting, each share right is convertible into one ordinary share of NOVONIX Limited. If a non-executive Director ceases to hold office before the share rights vest, the rights will vest on a pro rata basis representing the proportion of the relevant financial year that such a person served as a non-executive Director. For example, if a non-executive Director who is issued share rights ceases to hold office halfway through the financial year, then that non-executive Director will only be entitled to half of the shares initially awarded.

48

(iii) Reconciliation of options, performance rights, share rights and ordinary shares held by KMP

The table below shows a reconciliation of options held by each KMP (to the extent they held any options at all) from 1 January 2023 to 31 December 2023.

Options

2023 Name & Grant Dates	Balance at the Start of the Period		Granted as Compensation	Vested		Exercised	Expired	Balance at the End of the Period
	Unvested	Vested		Number	%			Vested and Exercisable	Unvested
R Natter 22 Nov 2018 31 July 2019	- -	500,000 1,000,000	- -	- -	- -	(500,000) -	- -	- 1,000,000	- -
R Cooper 22 Nov 2018	-	200,000	-	-	-	(66,666)	(133,334)	-	-
A Liveris 31 July 2019	-	9,000,000	-	-	-	-	-	9,000,000	-
C Burns 13 March 2019 24 May 2019	8,500,000 -	- 1,000,000	- -	- -	- -	- -	- -	- 1,000,000	8,500,000 -
N Liveris 31 July 2019 21 November 2019	- 2,500,000	1,000,000 -	- -	- -	- -	- -	- -	1,000,000 -	- 2,500,000

The amounts paid per ordinary share on the exercise of options at the date of exercise were as follows:

Exercise Date	Amount Paid Per Share
23 March 2023	$0.90
29 August 2023	$0.70

No amounts are unpaid on any shares issued on the exercise of options.

49

The table below shows how many performance rights were granted and vested during the period. No performance rights were forfeited during the period.

Performance Rights

Name & Grant Dates	Balance at the Start of the Period		Granted as Compensation	Vested During the Period	Exercised During the Period	Lapsed During the Period	Balance at the End of the Period		Maximum Value Yet to Vest*
	Unvested	Vested					Unvested	Vested	USD$
C Burns 28 January 2022 1 July 2022 1 January 2023	1,412,000 2,275,400 -	- - -	- - 1,604,871	- - -	- - -	- - -	1,412,000 2,275,400 1,604,871	- - -	791,628 1,220,332 534,639
N Liveris 28 January 2022 1 July 2022 1 January 2023	667,831 778,400 -	- - -	- - 549,035	- - -	- - -	- - -	667,831 778,400 549,035	- - -	150,597 417,468 201,416
R Buttar 6 October 2021 28 January 2022 1 July 2022 1 July 2022 1 January 2023	112,500 255,238 482,441 359,300 -	- - - - -	- - - - 253,401	- - - - -	37,500 - 120,610 - -	- - - - -	75,000 255,238 361,831 359,300 253,401	- - - - -	61,556 143,097 251,324 192,698 84,417

* The maximum value of the performance rights yet to vest has been determined as the amount of the grant date fair value of the rights that are yet to be expensed at 31 December 2023, converted at the USD$/AUD$ spot rate at 31 December 2023. The minimum value of deferred shares yet to vest is nil, as the shares will be forfeited if the vesting conditions are not met.

50

Share Rights

The table below shows a reconciliation of share rights held by each non-executive Director (to the extent they held any share rights at all) from 1 January 2023 to 31 December 2023.

Name & Grant Dates	Balance at the Start of the Period		Granted as Compensation	Vested & Exercised During the Period		Forfeited During the Period		Balance at the End of the Period		Maximum Value Yet to Vest^
	Unvested	Vested		Number	%	Number	%	Unvested	Vested	US$
A Bellas 1 July 2022	69,995	-	-	(69,995)	100%	-	-	-	-	-
R Cooper 1 July 2022	69,995	-	-	(53,311)	76%	(16,684)	24%	-	-	-
R Edmonds 31 December 2023 31 December 2023	- -	- -	54,863* 10,542*	- -	- -	- -	- -	54,863 10,542	- -	- -
Z Golodryga 1 July 2022	69,995	-	-	(69,995)	100%	-	-	-	-	-
A Liveris 1 July 2022	69,995	-	-	(69,995)	100%	-	-	-	-	-
R Natter 1 July 2022	77,258	-	-	(77,258)	100%	-	-	-	-	-
J Oelwang 1 July 2022	79,165	-	-	(79,165)	100%	-	-	-	-	-

^ The maximum value of the performance rights yet to vest has been determined as the amount of the grant date fair value of the rights that are yet to be expensed, converted at the USD$/AUD$ spot rate at 31 December 2023. The minimum value of deferred shares yet to vest is nil, as the shares will be forfeited if the vesting conditions are not met.

* Granted subject to receipt of Shareholder approval at the 2024 AGM.

51

Shareholdings

Name	Balance at the Start of the Period	Options Exercised	Performance Rights Exercised	Share Rights Exercised	Other Changes	Balance at the End of the Period
Ordinary shares
D Akerson	-	-	-	-	-	-
A Bellas	2,412,374	-	-	69,995	116,959[3]	2,599,328
R Cooper	652,612	66,666	-	53,311	(772,589)[1]	-
R Edmonds	-	-	-	-	-	-
Z Golodryga	-	-	-	-	-	-
A Liveris	9,198,794	-	-	69,995	360,000	9,628,789
R Natter	2,132,758	500,000	-	77,258	6,984[2]	2,717,000
J Oelwang	-	-	-	79,165	-	79,165
S Vaidyanathan	-	-	-	-	-	-
C Burns	3,448,936	-	-	-	-	3,448,936
N Liveris	1,202,679	-		-	-	1,202,679
R Buttar	37,500	-	89,160	-	-	126,660
American Depository Receipts
D Akerson	25,000	-	-	-	(25,000)[1]	-

1 Shareholding on date of appointment/resignation

2 On-market sale of 373,016 shares and purchase of 380,000 shares.

3 On-market purchase of 116,959 shares.

(iv) Loans with KMPs

During the financial year there were no loans to executive KMP during the financial year (2022: Nil)

(v) Other transactions with KMPs

There have been no other transactions with KMPs.

52

(vi) Reliance on external remuneration consultants

The Remuneration Committee engages AON to review its remuneration policies and to provide recommendations on KMP cash salary, short-term and long-term incentive plan design. AON was engaged by the Remuneration Committee independently of management. AON was paid USD$169,911 for these services during the year ended 31 December 2023.

End of remuneration report (audited)

53

ANNUAL REPORT - 31 DECEMBER 2023

Shares Under Option and Performance Rights

Unissued Ordinary Shares

Unissued ordinary shares of NOVONIX Limited under option at the date of this report are as follows:

Date Options Granted	Expiry Date	Exercise Price AUD $	Number Under Option
			Vested	Unvested
2 November 2018	2 November 2023	$0.55	10,000	-
13 March 2019	Cessation of employment	$0.50	-	11,000,000
14 March 2019	Cessation of employment	$0.50	666,667	-
24 May 2019	5 August 2024	$0.50	1,000,000	-
31 July 2019	5 August 2024	$0.50	11,000,000	-
21 November 2019	Cessation of employment	$0.50	-	2,500,000
17 December 2019	Cessation of employment	$0.50	-	1,000,000
4 February 2020	Cessation of employment	$0.50	-	1,000,000
14 March 2021	Cessation of employment	$0.50	-	33,334

Unissued ordinary shares of NOVONIX Limited under performance right at the date of this report totalled 13,430,249. 400,000 of the performance rights expire on 11/12/2025 with the balance expiring on cessation of employment of the holder. 4,631,721 of the performance rights on issue were granted during the financial period, 236,603 were granted subsequent to year end, with the remaining 8,561,926 being granted in the prior financial years.

There were no unissued ordinary shares of NOVONIX Limited under share rights at the date of this, however 514,844 share rights have been granted to Directors during the financial year, subject to approval of Shareholders at the 2024 Annual General Meeting.

No performance right holder or option holder has any right to participate in any other share issue of the Company or any other entity.

Insurance of Officers and Indemnities

Insurance of Officers

During the financial period, NOVONIX Limited paid a premium of $3,962,922 to insure the Directors and Secretaries of the Company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for

54

ANNUAL REPORT - 31 DECEMBER 2023

themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings on Behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Audit and Non-Audit Services

Details of amounts paid or payable to the auditor (PricewaterhouseCoopers Australia) for audit and non-audit services during the period are disclosed in Note 8 Auditor’s remuneration.

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

The Board has considered the position and, in accordance with advice received from the Audit & Risk Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•
all non-audit services have been reviewed by the Audit & Risk Committee to ensure they do not impact the impartiality and objectivity of the auditor
•
none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 56.

This report is made in accordance with a resolution of Directors.

R Natter

Chairman

Brisbane 28 February 2024

End of Directors’ Report

55

ANNUAL REPORT - 31 DECEMBER 2023

Auditor’s Independence Declaration

Auditor’s Independence Declaration

As lead auditor for the audit of Novonix Limited for the period 1 January 2023 to 31 December 2023, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit. This declaration is in respect of Novonix Limited and the entities it controlled during the period.

Michael Crowe	Brisbane
Partner PricewaterhouseCoopers	28 February 2024

PricewaterhouseCoopers, ABN 52 780 433 757

480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001

T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

56

ANNUAL REPORT - 31 DECEMBER 2023

Corporate Governance Statement

NOVONIX Limited and the Board are committed to achieving and demonstrating the highest standards of corporate governance. NOVONIX Limited has reviewed its corporate governance practices against the Corporate Governance Principles and Recommendations (4th edition) published by the ASX Corporate Governance Council.

The 2023 corporate governance statement is dated at 31 December 2023 and reflects the corporate governance practices in place throughout the year ended 31 December 2023. The 2023 corporate governance statement was approved by the Board on 28 February 2024. A description of the Group's current corporate governance practices is set out in the Group's corporate governance statement which can be viewed at https://www.novonixgroup.com/governance/.

57

ANNUAL REPORT - 31 DECEMBER 2023

NOVONIX LIMITED

ABN 54 157 690 830

Financial Reports – 31 December 2023

These financial statements are consolidated financial statements for the Group consisting of NOVONIX Limited and its subsidiaries. A list of major subsidiaries is included in note 28.

The financial statements are presented in US dollars.

NOVONIX Limited is a Company limited by shares, incorporated, and domiciled in Australia.

All press releases, financial reports, and other information are available at our website: www.novonixgroup.com.

58

ANNUAL REPORT - 31 DECEMBER 2023

Consolidated statement of profit or loss and other comprehensive income

For the year ended 31 December 2023 and six-months ended 31 December 2022

All figures are reported in US$

		Consolidated
		12 months ended 31 December 2023	6 months ended 31 December 2022
	Notes	US$	US$

Revenue from contracts with customers	3	8,054,528	2,702,276

Product manufacturing and operating costs (exclusive of depreciation presented separately)		(2,817,269)	(1,319,682)
Administrative and other expenses	5	(18,863,896)	(11,481,647)
Borrowing costs	5	(2,864,102)	(943,421)
Depreciation and amortisation expenses		(4,740,135)	(2,572,019)
Loss on equity investment securities at fair value through profit or loss		-	-
Research and development costs		(5,750,574)	(2,020,656)
Nasdaq listing related expenses		-	-
Share based compensation	5	(5,621,959)	(5,354,429)
Employee benefits expense		(20,339,880)	(8,549,850)
Gain on fair value of derivative financial instruments		1,525,320	-
Foreign currency (loss)/gain		1,359,857	1,360,308
Other income	4	3,609,900	315,106

Loss before income tax expense		(46,448,210)	(27,864,014)
Income tax (expense)/benefit	6	199,949	-

Loss for the year		(46,248,261)	(27,864,014)
Other comprehensive income for the year, net of tax
Items that may be reclassified to profit or loss
Foreign exchange differences on translation of foreign operations		(1,489,976)	(2,445,538)
Total comprehensive loss for the year		(47,738,237)	(30,309,552)

Net loss per share for loss from continuing operations attributable to the ordinary equity holders of the Company:
Basic loss per share	9	(0.09)	(0.06)
Diluted loss per share	9	(0.09)	(0.06)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

59

ANNUAL REPORT - 31 DECEMBER 2023

Consolidated balance sheet

As at 31 December 2023

All figures are reported in US$

		Consolidated
		31-Dec-23	31-Dec-22
	Notes	US$	US$
ASSETS
Current assets
Cash and cash equivalents	11	78,713,885	99,039,172
Trade and other receivables	12	3,564,333	2,847,229
Inventory	15	2,000,808	3,165,932
Prepayments	13	1,859,797	1,958,269
Escrow reserves	14	794,500	9,137,605
		86,933,323	116,148,207
Assets classified as held for sale	18	2,219,952	-
Total current assets		89,153,275	116,148,207

Non-current assets
Property, plant and equipment	16	139,793,447	125,316,748
Investment securities at fair value through profit or loss	17	16,666,665	16,490,271
Right-of-use assets	22	4,484,521	4,915,035
Exploration and evaluation assets	18	-	2,212,013
Intangible assets	19	11,990,309	12,173,710
Other assets		1,254,826	168,574
Total non-current assets		174,189,768	161,276,351
Total assets		263,343,043	277,424,558

LIABILITIES
Current liabilities
Trade and other payables	20	5,760,061	6,954,464
Contract liabilities	21	285,221	71,985
Lease liabilities	22	345,933	353,378
Borrowings	24	1,341,689	1,085,314
Current tax liabilities		107,458	-
Total current liabilities		7,840,362	8,465,141

Non-current liabilities
Contract liabilities	21	3,000,000	3,000,000
Lease liabilities	22	4,479,627	4,825,560
Derivative financial instruments	23	866,278	-
Borrowings	24	63,220,501	35,077,588
Total non-current liabilities		71,566,406	42,903,148
Total liabilities		79,406,768	51,368,289
Net assets		183,936,275	226,056,269

60

ANNUAL REPORT - 31 DECEMBER 2023

Consolidated balance sheet (continued)

As at 31 December 2023

All figures are reported in US$

		Consolidated
		31-Dec-23	31-Dec-22
	Notes	US$	US$

EQUITY
Contributed equity	25	338,425,286	338,108,198
Reserves	26	30,358,828	26,547,649
Accumulated losses		(184,847,839)	(138,599,578)
Total equity		183,936,275	226,056,269

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

61

ANNUAL REPORT - 31 DECEMBER 2023

Consolidated statement of changes in equity

For the year ended 31 December 2023 and six-months ended 31 December 2022

All figures are reported in US$

			Reserves
Consolidated Group	Contributed equity	Accumulated losses	Share based payments reserve	Foreign currency translation reserve	Convertible loan note reserve	Total
	US$	US$	US$	US$	US$	US$

Balance at 1 July 2022	338,011,842	(110,735,564)	32,025,511	(12,691,406)	4,523,095	251,133,478
Loss for the period	-	(27,864,014)	-	-	-	(27,864,014)
Other comprehensive loss	-	-	-	(2,445,538)	-	(2,445,538)
Total comprehensive loss	-	-	-	(2,445,538)	-	(30,309,552)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	96,356	-	-	-	-	96,356
Share-based payments	-	-	5,135,987	-	-	5,135,987
Balance at 31 December 2022	338,108,198	(138,599,578)	37,161,498	(15,136,944)	4,523,095	226,056,269

Loss for the year	-	(46,248,261)	-	-	-	(46,248,261)
Other comprehensive loss	-	-	-	(1,489,976)	-	(1,489,976)
Total comprehensive loss	-	(46,248,261)	-	(1,489,976)	-	(47,738,237)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	317,088	-	-	-	-	317,088
Share-based payments	-	-	5,301,155	-	-	5,301,155
Balance at 31 December 2023	338,425,286	(184,847,839)	42,462,653	(16,626,920)	4,523,095	183,936,275

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

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ANNUAL REPORT - 31 DECEMBER 2023

Consolidated statement of cash flows

For the year ended 31 December 2023 and six-months ended 31 December 2022

All figures are reported in US$

		Consolidated
		12 months ended	6 months ended
	Notes	31-Dec-23	31-Dec-22
		US$	US$
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)		7,708,839	4,095,716
Payments to suppliers and employees		(45,629,733)	(22,516,447)
(inclusive of consumption tax)
Interest received		1,621,201	18,242
Payment of borrowing costs		(1,872,154)	(898,461)
Government grants received		1,943,424	434,379
Net cash outflow from operating activities	27	(36,228,423)	(18,866,571)

Cash flows from investing activities
Payments for exploration assets		(13,665)	(18,534)
Proceeds from release of escrow funds		8,343,107	1,887,579
Payments for escrow funds		-	(934,628)
Payments for security deposits		(882,325)	-
Payments for property, plant and equipment		(19,182,131)	(24,497,314)
Net cash outflow from investing activities		(11,735,014)	(23,562,897)

Cash flows from financing activities
Proceeds on issue of shares		338,327	12,061
Payment of share issue expenses		(12,529)	(8,024)
Proceeds from convertible loan note issues		30,000,000	-
Payment of convertible notes issue expenses		(47,338)	-
Payment of withholding tax – Performance Rights	29	(295,043)	(131,506)
Proceeds from borrowings		752,831	-
Principal elements of lease repayments		(353,378)	(166,741)
Repayment of borrowings		(1,073,082)	(483,620)
Net cash inflow from financing activities		29,309,788	(777,830)
Net decrease in cash and cash equivalents		(18,653,649)	(43,207,298)
Effects of foreign currency		(1,671,638)	(490,892)
Cash and cash equivalents at the beginning of the year		99,039,172	142,737,362
Cash and cash equivalents at the end of the year	11	78,713,885	99,039,172

Non-cash financing and investing activities	27(b)

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

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ANNUAL REPORT - 31 DECEMBER 2023

Notes to the consolidated financial statements for the year ended 31 December 2023

Note 1 Summary of Significant Accounting Policies

Basis of Preparation

These general purpose financial statements of NOVONIX Limited and its subsidiaries have been prepared in accordance with Australian Accounting Standards (“AASB”), as issued by the Australian Accounting Standards Board (“AASB”). NOVONIX Limited is a for-profit entity for the purpose of preparing the financial statements. Material accounting policies adopted in the preparation of these financial statements are presented below and have been consistently applied unless stated otherwise.

Except for cash flow information, the financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets, and financial liabilities.

Applying Materiality

Management provides the specific accounting policies and disclosures required by IFRS unless the information is not applicable or is considered immaterial to the decision-making of the primary users of these financial statements.

Going Concern

The financial report has been prepared on a going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the normal course of business.

For the twelve-month period ended 31 December 2023, the Group incurred a net loss of $46.2 million (six-month period ended 31 December 2022: $27.9 million) and net operating cash outflows of $36.2 million (six-month period ended 31 December 2022: $18.9 million). As at 31 December 2023, the Group has a cash balance of $78.7 million (31 December 2022: $99.0 million) and net current assets of $81.3 million (31 December 2022: $107.7 million).

The Group continues to execute its expansion plans to reach a production capacity of at least 150,000 tpa. This will involve scaling operations in line with customer off-take agreements, as well as current and future customer demand. To fund these expansionary activities, which will primarily require significant capital expenditure, additional funding beyond the existing cash balance at December 31, 2023, and forecasted customer inflows will be necessary.

These conditions give rise to a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) over the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

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ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

The ability of the Group to continue as a going concern is principally dependent upon one or more of the following:

•
the ability of the Group to raise funds as and, when necessary, from either customers, governments and/or investors in the form of debt, equity and/or grant funding
•
the successful and profitable growth of the battery materials, battery consulting, and battery technology businesses
•
the ability of the Group to meet its cash flow forecasts.

The directors believe that the going concern basis of preparation is appropriate as the Group has a strong history of being able to raise capital from debt and equity sources, most recently through the issue of US$30million of unsecured convertible loan notes to LGES during the period (note 23).

In November 2023, the Group finalised its $100 million grant from the Office of Manufacturing & Energy Supply Chains (“MESC”) of the U.S. Department of Energy (“DOE”) to expand domestic production of high-performance, synthetic graphite anode materials at its Riverside facility in Chattanooga, Tennessee. No funds have been drawn against the grant as of 31 December 2023, and to the date of issuance of the financial statements.

Should the Group be unable to continue as a going concern, it may be unable to realise its assets and discharge its liabilities in the normal course of business, and at amounts stated in the financial report.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

The financial statements were authorised for issue by the Directors on 28 February 2024. The Directors have the power to amend and reissue the financial statements.

a.
Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited (‘Company’ or ‘Parent Entity’) as at 31 December 2023 and the results of all subsidiaries for the year then ended. NOVONIX Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’.

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances, and unrealised gains on transactions between entities in the Group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Costs arising from a business combination are expensed when incurred. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

With limited exceptions, all identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the consideration transferred of the acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the profit and loss in the Consolidated Statement of Profit or Loss and Other Comprehensive Income, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the cash consideration is deferred, the amounts payable in the future are discounted to their present value, as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

b.
Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For some assets and liabilities, observable market transactions or market information is available. For other assets and liabilities, observable market transactions or market information might not be available. When a price for an identical asset or liability is not observable, another valuation technique is used. To increase consistency and comparability in fair value measurements, there are three levels of the fair value hierarchy based on the inputs used:

•
Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities
•
Level 2 – Inputs are inputs other than quoted prices included within Level 1, which are observable for the asset or liability either directly or indirectly
•
Level 3 – Inputs are unobservable inputs for the asset or liability

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

c.
Income Tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

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ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•
When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
•
When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

d.
Revenue Recognition

Revenue from contracts with customers is recognised when control of the goods is transferred, or services are provided to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Sales of Goods

Revenue for the hardware is recognised at a point in time when the hardware is delivered, the legal title has passed.

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ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

Consulting Services

The consulting division provides battery cell design, implementation and support services under fixed-price and variable price contracts. Revenue from providing services is recognised in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognised based on the actual service provided to the end of the reporting period relative to the remaining services under the contract because the customer receives and uses the benefits simultaneously. This is determined based on the actual labour hours spent relative to the total expected labour hours.

Where the contracts include multiple performance obligations, the transaction price will be allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on expected cost-plus margin.

e.
Contract Balances

Trade and Other Receivables

A receivable is recognised when the Group’s right to consideration is unconditional, which is generally when goods are delivered or services are performed, as only the passage of time is required before payment is due.

Contract Liabilities

A contract liability is the obligation to transfer goods or provide services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract.

f.
Other Income

Interest

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

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ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

Grant Revenue

Grants from government bodies are recognised at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

g.
Operating Segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (”CODMs”). The CODMs is responsible for the allocation of resources to operating segments and assessing their performance.

h.
Current and Non-Current Classification

Assets and liabilities are presented in the balance sheet based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

i.
Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

j.
Inventories

Inventories are measured at the lower of cost and net realisable value. Cost is determined based on the standard cost method, which approximates first-in, first-out. The cost of manufactured products includes direct materials.

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ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

k.
Exploration and Evaluation Assets

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. Such expenditures comprise net direct costs and an appropriate portion of related overhead expenditure but do not include overheads or administration expenditure not having a specific nexus with a particular area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active or significant operations in relation to the area are continuing.

A regular review has been undertaken on each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

An impairment charge is recognised when the Directors are of the opinion that the carried forward net cost may not be recoverable or the right of tenure in the area lapses.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

l.
Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

The fair value of the liability (borrowings) portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. Alternatively, the fair value of the conversion option is determined using Monte Carlo Simulation methodology, with the remainder of the proceeds allocated to the liability (borrowings) portion.

m.
Convertible Loan Notes

Convertible loan notes are initially measured at fair value less transaction costs.

Amortised cost is calculated as the amount at which the loan note is measured at initial recognition less principal repayments and adjusted for any cumulative amortisation of the difference between that initial amount and the maturity amount calculated using the effective interest method.

The effective interest method is used to allocate interest expense over the relevant period and is equivalent to the rate that discounts estimated future cash payments over the expected life of the financial instrument to the net carrying amount of the financial liability.

Non-derivative financial liabilities, other than financial guarantees, are subsequently measured at amortised cost. Gains or losses are recognised in profit or loss through the amortisation process and when then financial liability is derecognised.

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ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

n.
Property, Plant, and Equipment

Property, plant, and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant, and equipment (excluding land) over their expected useful lives as follows:

•
Buildings (25 – 39 years)
•
Plant and equipment (3 - 20 years)

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

o.
Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

p.
Leases

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable
•
variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date,
•
amounts expected to be payable by the Group under residual value guarantees,
•
the exercise price of a purchase option if the Group is reasonably certain to exercise that option,
•
payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

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ANNUAL REPORT - 31 DECEMBER 2023

Note1 Summary of Significant Accounting Policies (continued)

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

To determine the incremental borrowing rate, the Group:

•
where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received,
•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by NOVONIX Limited, which does not have recent third-party financing,
•
makes adjustments specific to the lease, e.g. term, country, currency and security.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•
the amount of the initial measurement of lease liability,
•
any lease payments made at or before the commencement date less any lease incentives received,
•
any initial direct costs,
•
restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Group does not revalue the right-of-use buildings held by the Group.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

Extension options are included in property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. The extension options held are exercisable only by the Group and not by the lessor.

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Note 1 Summary of Significant Accounting Policies (continued)

When the Group revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised, except the discount rate remains unchanged. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognised in profit or loss.

When the Group renegotiates the contractual terms of a lease with the lessor, the accounting depends on the nature of the modification:

•
if the renegotiation results in one or more additional assets being leased for an amount commensurate with the standalone price for the additional rights-of-use obtained, the modification is accounted for as a separate lease in accordance with the above policy,
•
in all other cases where the renegotiated increases the scope of the lease (whether that is an extension to the lease term, or one or more additional assets being leased), the lease liability is remeasured using the discount rate applicable on the modification date, with the right-of-use asset being adjusted by the same amount,
•
if the renegotiation results in a decrease in the scope of the lease, both the carrying amount of the lease liability and right-of-use asset are reduced by the same proportion to reflect the partial of full termination of the lease with any difference recognised in profit or loss. The lease liability is then further adjusted to ensure its carrying amount reflects the amount of the renegotiated payments over the renegotiated term, with the modified lease payments discounted at the rate applicable on the modification date. The right-of-use asset is adjusted by the same amount.

Specific details about the Group’s leasing policy are provided in note 22.

q.
Investments and Other Financial Assets

Classification

The Group classifies its financial assets in the following measurement categories:

•
those to be measured subsequently at fair value (either through OCI or through profit or loss)
•
those to be measured at amortised cost

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).

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Note 1 Summary of Significant Accounting Policies (continued)

Recognition and Derecognition

Regular way purchases and sales of financial assets are recognised on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification or fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in the consolidated statement of profit or loss and other comprehensive income as other income when the Group’s right to receive payment is established.

Changes in fair value of financial assets at FVPL are recognised in other gains/(losses) in the Consolidated Statement of Profit or Loss and Other Comprehensive Income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

r.
Employee Benefits

Short-Term Employee Benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave, and long-service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Short-term incentives are payable on achievement of mutually agreed KPIs each fiscal year with short-term incentives being payable in either cash or by way of the issue of fully paid ordinary shares. The Company has historically paid short-term incentives in cash.

Other Long-Term Employee Benefits

The liability for long-service leaves not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

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Note 1 Summary of Significant Accounting Policies (continued)

Share-Based Payments

Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, options, or performance rights over shares, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions is measured at fair value on grant date. Fair value is determined using various valuation methods including Black Scholes, Binomial, and the Monte Carlo Simulation method that takes into account the exercise price, the term of the performance right, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the performance right award.

The cost of equity-settled transactions is recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

Share-based payment expenses are recognised over the period during which the employee provides the relevant services. This period may commence prior to the grant date. In this situation, the entity estimates the grant date fair value of the equity instruments for the purposes of recognising the services received during the period between service commencement date and grant date. Once the grant date has been established, the earlier estimate is revised so that the amount recognised for services received is ultimately based on the grant date fair value of the equity instruments.

If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

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Note 1 Summary of Significant Accounting Policies (continued)

s.
Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

t.
Impairment of Non-Financial Assets

At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. The assessment will include the consideration of external and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs of disposal and value in use, to the asset’s carrying amount. Any excess of the assets carrying amount over its recoverable amount is recognised immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another Standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other Standard.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment testing is performed annually for goodwill, intangible assets with indefinite lives and intangible assets not yet available for use.

u.
Intangible Assets Other than Goodwill

Technology

Technology is recognised at fair value on the date of acquisition. It has a finite life and is subsequently carried at cost less any accumulated amortisation and any impairment losses. Technology is amortised over its useful life of 5 years.

Software

Software is measured at cost (at acquisition or development costs) and amortised on a straight-line basis over its useful life, generally 3 years. Maintenance cost of software is expensed as incurred. Development costs directly attributable to the design and creation of software that are identifiable and unique, and that may be controlled by the Company, are recognised as an intangible asset providing the following conditions are met:

•
It is technically feasible for the intangible asset to be completed so that it will be available for use or sale,
•
Management intends to complete the asset for use or sale,
•
The Company has the capacity to use or sell the asset,
•
It is possible to show evidence of how the intangible asset will generate probable future economic benefits,

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Note 1 Summary of Significant Accounting Policies (continued)

•
Adequate technical, financial, and other resources are available to complete the development and to use or sell the intangible asset,
•
The outlay attributable to the intangible asset during its development can be reliably determined.

Directly attributable costs capitalised in the value of the software include the cost of personnel developing the programs.

Costs that do not meet the criteria listed above are recognised as an expense as incurred. An example of this is Software as a Service ("SaaS"). The cloud computing is a model for delivering information technology services through web-based tools and applications. In such contracts, the customer generally does not obtain a software license or have a right to take possession of the software. The contract conveys to the customer the right to receive access to the supplier’s application software over the contract term. That right to receive access does not provide the customer with a software asset and, therefore, the access to the software is a service that the customer receives over the contract term.

v.
Goodwill

Goodwill acquired on a business combination is initially measured at cost, being the excess of the consideration transferred for the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities, and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually, or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units that are expected to benefit from the combination’s synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Disposed goodwill in this circumstance is measured on the basis of the relative values of the disposed operation and the portion of the cash-generating unit retained.

77

ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

w.
Research and Development costs

Research and development costs primarily represent the Company’s investment in research and development activities for the all-dry, zero-waste cathode synthesis project. At present, our research and development activities are conducted through our two core businesses: BTS and NAM; cathode falls under BTS R&D.

Research expenditures are recognised as an expense when incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products from the all-dry, zero-waste cathode synthesis project) are recognised as intangible assets when:

•
the technical feasibility of completing the intangible asset so that it will be available for use or sale
•
the intention to complete the intangible asset and use it or sell it
•
the ability to use or sell the intangible asset
•
how the intangible asset will generate probable future economic benefits
•
the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset
•
the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditures capitalised comprise all directly attributable costs, including costs of materials, services, direct LU, and an appropriate proportion of overhead. Other development expenditures that do not meet these criteria are recognised as an expense when incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.

x.
Borrowing Costs

Borrowing costs are recognised in the profit or loss in the period in which they are incurred.

78

ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

y.
Foreign Currency Transactions and Balances

Functional and Presentation Currency

The functional currency of each of the Company’s entities is the currency of the primary economic environment in which that entity operates. Effective July 1, 2022, the Company’s reporting currency is the U.S. dollar. The Company changed its reporting currency from Australian dollars to U.S. dollars to enhance the relevance of the Company’s financial information and comparability with its industry peer group.

Transactions and Balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is recognised in other comprehensive income; otherwise, the exchange difference is recognised in profit or loss.

Group Companies

The financial results and position of foreign operations, whose functional currency is different from the Group’s presentation currency, are translated as follows:

-	assets and liabilities are translated at exchange rates prevailing at the end of the reporting period
-	income and expenses are translated at the average exchange rates for the period
-	accumulated losses are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations with functional currencies other than US dollars are recognised in other comprehensive income and included in the foreign currency translation reserve in the balance sheet. The cumulative amount of these differences is reclassified into profit or loss in the period in which the operation is disposed of.

z.
Earnings per Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to the owners of NOVONIX Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

79

ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

Diluted Earnings Per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

aa. Goods and Services Tax (‘GST’) and Other Similar Taxes

Revenues, expenses, and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

ab. Assets Held for Sale

Non‑current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, investment property or biological assets, which continue to be measured in accordance with the Group’s other accounting policies. Impairment losses on initial classification as held‑for‑sale or held‑for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held‑for‑sale, intangible assets and property, plant, and equipment are no longer amortised or depreciated, and any equity‑accounted investee is no longer equity accounted.

ac. New and Amended Standards and Interpretations

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: In May 2021, the AASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes. The amendments clarify that companies are required to recognise deferred taxes on transactions where both assets and

80

ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

liabilities are recognised, such as with leases and asset retirement (decommissioning) obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of the amendment did not have a material impact on the consolidated financial statements.

The Company noted that no other new AASB Accounting Standards amendments or interpretations that became effective in 2023 had a material impact on the Company’s consolidated financial statements.

ad. Standards and Interpretations not yet Effective

Based on the Company’s assessment, there are no AASB Accounting Standards, amendments, or interpretations not yet effective in 2023 that would be expected to have a material impact on the Company’s consolidated financial statements.

ae. Critical Accounting Estimates and Judgements

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed below.

Valuation of Unsecured Convertible Notes and Embedded Derivatives

The fair value of the conversion feature is determined using a Monte Carlo Simulation, taking into account the terms and conditions upon which the convertible loan notes were issued. The key assumptions include:

•
the probability of the timing of when the parties will enter into a purchase order for material, which will lead to the mandatory conversion of all loan notes into ordinary shares;
•
the risk-free rate;
•
the volatility of the NOVONIX share price.

Value of Intangible Assets Relating to Acquisitions

The Company has allocated portions of the cost of acquisitions to technology intangibles, valued using the relief from royalty method. These calculations require the use of assumptions including future revenue forecasts and a royalty rate. Technology is amortised over its useful life of 5 years.

Impairment of Goodwill and Identifiable Intangible Assets

The Company determines whether goodwill is impaired on an annual basis. This assessment requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated.

81

ANNUAL REPORT - 31 DECEMBER 2023

Note 1 Summary of Significant Accounting Policies (continued)

Share-Based Payment Transactions

The Group has issued options where individual tranches have variable vesting dates due to the performance conditions being linked to the achievement of incremental production targets. At each reporting period, an estimate is made of the expected vesting dates for each of the tranches based on the expectation of when performance conditions will be met, and where necessary, an adjustment to the share-based payment expense is recognised.

Fair Value of Financial Instruments Carried at Fair Value Through Profit Loss

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of the key assumptions used and the impact of changes to these assumptions see Note 17 – Intangible Assets.

Other areas of critical accounting estimates and judgments include:

•
unused tax losses for which no deferred tax asset has been recognised (see Note 6 – Income Tax (Expense) Benefit)
•
the impairment testing of goodwill (see Note 17 – Intangible Assets).

82

ANNUAL REPORT - 31 DECEMBER 2023

Note 2 Parent Entity Financial Information

The following information has been extracted from the books and records of the parent and has been prepared in accordance with International Accounting Standards.

	31-Dec-23	31-Dec-22
Balance sheet	US$	US$
ASSETS
Current assets
Cash and cash equivalents	72,819,657	84,366,622
Trade and other receivables	62,513	36,298
Prepayments	12,992	901,634
	72,895,162	85,304,554
Assets classified as held for sale	2,372,886	-
Total current assets	75,268,048	85,304,554

Non-current assets
Amounts due from related parties	121,976,670	124,178,058
Exploration and evaluation assets	-	2,364,946
Investment securities at fair value through profit and loss	16,429,244	16,490,271
Other assets	5,741	7,468
Total non-current assets	138,411,655	143,040,743
Total assets	213,679,703	228,345,297

LIABILITIES
Current liabilities
Payables	322,941	2,289,028
Total current liabilities	322,941	2,289,028

Non-current liabilities
Derivative financial instruments	866,278	-
Borrowings	28,554,209	-
Total non-current liabilities	29,420,487	-
Total liabilities	29,743,428	2,289,028
Net assets	183,936,275	226,056,269

EQUITY
Contributed equity	338,425,286	338,108,198
Reserves	25,017,175	20,318,892
Accumulated losses	(179,506,186)	(132,370,821)
Total equity	183,936,275	226,056,269

Statement of Profit or Loss and Other Comprehensive Income
Total loss and total comprehensive loss	(47,135,365)	(27,197,861)

83

ANNUAL REPORT - 31 DECEMBER 2023

Note 2 Parent Information (continued)

Guarantees

NOVONIX Limited has not entered into any guarantees, in the current or previous reporting period, in relation to the debts of its subsidiaries.

Contingent liabilities

At 31 December 2023, NOVONIX Limited did not have any contingent liabilities (31 December 2022: Nil).

Contractual commitments

At 31 December 2023, NOVONIX Limited did not have any contractual commitments (31 December 2022: Nil).

Note 3 Revenue

(a)
Revenue

The Group derives revenue from the transfer of goods and provision of services in the following major product lines and segments:

Twelve-months ended 31 December 2023	Battery Materials	Battery Technology	Graphite exploration	Total
	US$	US$	US$	US$
Hardware sales	-	2,999,533	-	2,999,533
Consulting sales	-	5,054,995	-	5,054,995
Revenue from external customers	-	8,054,528	-	8,054,528
Timing of revenue recognition
At a point in time	-	2,999,533	-	2,999,533
Over time	-	5,054,995	-	5,054,995
	-	8,054,528	-	8,054,528

Six-months ended 31 December 2022	Battery Materials	Battery Technology	Graphite exploration	Total
	US$	US$	US$	US$
Hardware sales	-	403,680	-	403,680
Consulting sales	-	2,298,596	-	2,298,596
Revenue from external customers	-	2,702,276	-	2,702,276
Timing of revenue recognition
At a point in time	-	403,680	-	403,680
Over time	-	2,298,596	-	2,298,596
	-	2,702,276	-	2,702,276

84

ANNUAL REPORT - 31 DECEMBER 2023

Note 3 Revenue (continued)

Revenues from external customers come from the sale of battery testing hardware equipment and the provision of battery testing and development consulting services.

(i) Assets and liabilities related to contracts with customers

The Group has recognised the following assets and liabilities related to contracts with customers:

	31-Dec-23	31-Dec-22
	US$	US$

Contract liabilities – Hardware sales	56,653	71,985
Contract liabilities – Service sales	228,568	-
Total current contract liabilities	285,221	71,985

Revenue recognised in relation to contract liabilities

The following table shows how much of the revenue recognised in the current reporting period relates to brought-forward contract liabilities.

	12 months ended 31 December 2023	6 months ended 31 December 2022
	US$	US$

Revenue recognised that was included in the contract liability balance at the beginning of the period
Hardware sales	71,985	2,715

The Company had no contract assets as of December 31, 2023, and December 31, 2022. See Note 12, Trade and other receivables, for trade receivables.

The Company had no remaining performance obligations which have an original expected term of more than one year.

85

ANNUAL REPORT - 31 DECEMBER 2023

Note 4 Other Income

	12 months ended 31 December 2023	6 months ended 31 December 2022
	US$	US$
Interest received from unrelated parties	1,611,128	19,416
Grant funding	1,161,992	260,536
Tax related reimbursement	689,089	-
Other	147,691	35,154
	3,609,900	315,106

Note 5 Loss for the Year

Loss before income tax from continuing operations includes the following specific expenses:

	Consolidated
	12 months ended 31 December 2023	6 months ended 31 December 2022
	US$	US$
Share based payments expense^
Performance rights granted	5,094,244	4,857,249
Share rights granted	399,982	444,480
Options granted	127,734	52,700
Total share-based compensation expense	5,621,960	5,354,429
^ Refer to note 29 for further information regarding share-based payments.

Borrowing costs
Unwinding of fair value gain	18,553	25,945
Interest accrued on convertible notes	980,852	-
Interest accrued on borrowings	1,864,697	917,476
Total borrowing costs	2,864,102	943,421

Administrative and other expenses
Insurance	6,750,308	4,019,027
Legal fees	1,730,766	895,138
Occupancy expenses	418,206	628,816
Consulting fees	3,672,513	751,047
Software implementation costs expensed	1,758,962	1,034,420
Other	4,533,142	4,153,199
Total administrative and other expenses	18,863,896	11,481,647

86

ANNUAL REPORT - 31 DECEMBER 2023

Note 6 Income Tax Expense

This note provides an analysis of the Group’s income tax expense, shows what amounts are recognised directly in equity and how the tax expense is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Group’s tax position.

	Consolidated
	12 months ended 31 December 2023	6 months ended 31 December 2022
	US$	US$
(a) Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax expense	(46,448,210)	(27,864,014)

Tax at the Australian tax rate of 30% (2022: 30%)	(13,934,463)	(8,359,204)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Share based payments	1,262,386	1,087,931
Government grants	507,207	104,079
Unrealised foreign exchange gain	-	(7,459)
Entertainment	9,375	7,524
Other non-deductible amounts	-	68,801
Difference in overseas tax rate	2,232,607	670,144
Adjustments for current tax of prior periods	(102,522)	(292,141)
Adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised
	9,825,461	6,720,325
Income tax expense / (benefit)	(199,949)	-

(b) Tax losses
Unused tax losses for which no deferred tax asset has been recognised
	115,482,188	82,326,319
Potential tax benefit	34,644,656	24,697,896

(c) Tax expense (income) recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss or other comprehensive income but directly debited or credited to equity:
Deferred tax: Share issue costs	-	-

87

ANNUAL REPORT - 31 DECEMBER 2023

Note 6 Income Tax Expense (continued)

	Consolidated
	31-Dec-23	31-Dec-22
	US$	US$
(d) Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	34,644,656	24,697,896
Exploration and evaluation assets	365,919	522,068
Business capital costs	1,566,275	2,143,430
Other non-current assets	8,116,735	4,759,740
Right of use asset	92,858	79,151
Unrealised exchange loss on borrowings	259,804	433,514
Accrued expenses	98,303	307,811
Other	21,438	19,686
Total deferred tax assets	45,165,988	32,963,296

Set-off of deferred tax liabilities pursuant to set-off provisions	(4,970,299)	(2,913,574)
Deferred tax assets not recognised	(39,994,325)	(30,049,722)
Net deferred tax assets	201,364	-

(e) Deferred tax liabilities
Prepayments	(224,008)	(215,967)
Other non-current assets	(4,162,691)	(2,031,711)
Unrealised exchange loss on borrowings	(583,600)	(665,896)
	(4,970,299)	(2,913,574)
Total deferred tax liabilities
Set-off of deferred tax liabilities pursuant to set-off provisions	4,970,299	2,913,574
	-	-
Net deferred tax liabilities

Deferred tax assets are only recognised for deductible temporary differences and unused tax losses if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. An amount of $201,364 has been recognised in relation to the deferred tax assets of NOVONIX Corp, as it has been determined that future taxable amounts will be available to utilise temporary differences.

88

ANNUAL REPORT - 31 DECEMBER 2023

Note 6 Income Tax Expense (continued)

Unused losses which have not been recognised as an asset, will only be obtained if:

(i) the Group derives future assessable income of a nature and of an amount sufficient to enable the losses to be realised;

(ii) the Group continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Group in realising the losses.

Offsetting within tax consolidated entity

NOVONIX Limited and its wholly-owned Australian subsidiaries have applied the tax consolidation legislation which means that these entities are taxed as a single entity. As a consequence, the deferred tax assets and deferred tax liabilities of these entities have been offset in the consolidated financial statements.

Note 7 Key Management Personnel Compensation

Refer to the remuneration report contained in the Directors’ report for details of the remuneration paid or payable to each member of the Group’s key management personnel (KMP) for the year ended 31 December 2023.

The totals of remuneration paid to KMP of the Company and the Group during the year ended 31 December 2023 and the six-month period ended 31 December 2022 are as follows:

	Consolidated
	12 months ended 31 December 2023	6 months ended 31 December 2022
	US$	US$

Short-term employee benefits	2,514,689	1,457,899
Post-employment benefits	45,092	20,997
Share-based compensation	2,228,316	4,006,327
Total KMP compensation	4,788,097	5,485,223

Short-term employee benefits

These amounts include fees and benefits paid to the non-executive Chairman as well as all salary, paid leave benefits and fringe benefits paid to Executive Directors.

Post-employment benefits

These amounts are the superannuation contributions made during the year.

Share-based compensation

These amounts represent the expense related to the participation of KMP in equity-settled benefit schemes as measured by the fair value of the options and performance rights on grant date.

Further information in relation to KMP remuneration can be found in the Directors report.

89

ANNUAL REPORT - 31 DECEMBER 2023

Note 8 Auditor’s Remuneration

The following fees were paid or payable for services provided by PricewaterhouseCoopers Australia (PwC) as the auditor of the Group:

	Consolidated
	12 months ended 31 December 2023	6 months ended 31 December 2022
	US$	US$

Audit fees	412,793	471,568
Other fees in relation to prior year's audit	8,382	-
Other assurance services	13,291	-
Total	434,466	471,568

90

ANNUAL REPORT - 31 DECEMBER 2023

Note 9 Earnings per Share

	12 months ended 31 December 2023	6 months ended 31 December 2022
	US $	US $
(a) Basic net loss per share
Total basic net loss per share attributable to the ordinary equity holders of the Company
	(0.09)	(0.06)

(b) Diluted net loss per share
Total diluted net loss per share attributable to the ordinary equity holders of the Company
	(0.09)	(0.06)

(c) Reconciliations of net loss used in calculating net loss per share
Basic net loss per share
Net loss attributable to the ordinary equity holders of the Company used in calculating basic net loss per share	(46,248,261)	(27,864,014)

Diluted net loss per share
Net loss attributable to the ordinary equity holders of the Company used in calculating diluted net loss per share	(46,248,261)	(27,864,014)

(d) Weighted average number of shares used as the denominator
	12 months ended 31 December 2023	6 months ended 31 December 2022
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted net loss per share

	487,474,460	486,616,365

(e)
Information concerning the classification of securities

Options and rights

Options, rights and convertible notes on issue during the year ended 31 December 2023, and the six-month period ended 31 December 2022, are not included in the calculation of diluted earnings per share because they are antidilutive. These options, rights and convertible notes could potentially dilute basic earnings per share in the future. Details relating to options and rights are set out in note 29.

91

ANNUAL REPORT - 31 DECEMBER 2023

Note 10 Impairment Testing of Goodwill

For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.

	Consolidated
The carrying amount of goodwill allocated to the cash generating unit	31 December 2023	31 December 2022
	US$	US$
NOVONIX Anode Materials	11,975,024	11,975,024
Total carrying amount of goodwill	11,975,024	11,975,024

The Company performs its annual impairment testing on 30 June each year. For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.

The recoverable amount of the NOVONIX Anode Materials cash generating unit (“NOVONIX Anode Materials CGU”) has been determined on a ‘Fair Value Less Costs to Sell’ (“FVLCS”) basis.

To determine the recoverable amount, the FVLCS was calculated with reference to the allocated portion of the Company’s enterprise value (EV). The EV model calculation considered the following:

•
The market capitalisation of the Company on the (ASX:NVX) at the testing date;
•
The volatility of the share price of the Company at the testing date; and
•
The issuance of the convertible notes in June 2023 (as outlined in Note 23) given that the convertible loan note issuance is directly associated with the planned future expansion of the NOVONIX Anode Materials CGU.

Events occurring between the date of the convertible loan note issuance and 31 December 2023, have also been considered, and the directors do not believe that there have been any material events that would adversely impact the NOVONIX Anode Materials CGU such that the recoverable amount may not exceed the carrying value.

The directors have assessed impairment triggers since the annual impairment test was performed at 30 June 2023, and they do not believe that there have been any material events that would adversely impact the NOVONIX Anode Materials CGU such that the recoverable amount may not exceed the carrying value.

The recoverable amount of the NOVONIX Anode Materials CGU is deemed to be in excess of the carrying value of the CGU, and therefore no impairment has been recognised at 31 December 2023.

92

ANNUAL REPORT - 31 DECEMBER 2023

Note 11 Cash and Cash Equivalents

	Consolidated
	31 December 2023	31 December 2022
	US$	US$
Cash at bank	78,713,885	99,039,172
	78,713,885	99,039,172

Balances as above	78,713,885	99,039,172
Bank overdrafts	-	-
Balance per statement of cash flows	78,713,885	99,039,172

Note 12 Trade and Other Receivables

	Consolidated
	31 December 2023	31 December 2022
	US$	US$
Trade debtors	3,034,897	2,327,364
Other receivables	529,436	519,865
Total current trade and other receivables	3,564,333	2,847,229

Credit risk

The Company has no significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Company and the customer to the transaction.

The Company assess impairment on trade and other receivables using the simplified approach of the expected credit loss (ECL) model under AASB 9, Financial Instruments.

The balance of receivables that remain within initial trade terms are considered to be of high credit quality.

93

ANNUAL REPORT - 31 DECEMBER 2023

Note 13 Prepayments

	Consolidated
	31 December 2023	31 December 2022
	US$	US$

Prepayments of inventory components	753,973	-
Prepaid general and administrative expenses	1,105,824	1,958,269
	1,859,797	1,958,269

Prepaid general and administrative expenses consisted primarily of prepaid property insurance premiums for our Riverside facility of $745,693 and $719,891 at 31 December 2023 and 31 December 2022.

Note 14 Escrow Reserves

	Consolidated
	31 December 2023	31 December 2022
	US$	US$

Escrow reserves	794,500	9,137,605

The reserves are funds deposited with the Lender for capital expenditure, insurance, tax, and production as additional collateral for the loan obtained in relation to the purchase of the new facility in Chattanooga, Tennessee. Reserves are released as the conditions of the loan are satisfied. All conditions are expected to be satisfied within 12 months from the balance sheet date.

During the year and in accordance with all applicable loan conditions, the Company received the remaining disbursement of the capital expenditure and earnout reserves as the scheduled capital expenditure work was completed, installed, and being utilised by the Company in the ordinary course of business.

94

ANNUAL REPORT - 31 DECEMBER 2023

Note 15 Inventory

	Consolidated
	31 December 2023	31 December 2022
	US$	US$

Raw materials	507,326	539,271
Components and assemblies	1,403,873	2,470,762
Finished goods – at cost	89,609	155,899
	2,000,808	3,165,932

Amounts recognised in profit or loss

Inventories recognised as an expense during the year ended 31 December 2023 amounts to $1.1M (six-month period ended 31 December 2022: $1.0M). These were included in product manufacturing and operating costs (exclusive of depreciation presented separately) in the consolidated statement of profit or loss and other comprehensive income.

95

ANNUAL REPORT - 31 DECEMBER 2023

Note 16 Property, Plant, and Equipment

	Land	Buildings	Leasehold improvements	Plant and equipment	Construction work in progress	Total
	US$	US$	US$	US$	US$	US$
At 30 June 2022
Cost	2,351,349	47,824,346	1,102,865	23,315,589	34,760,142	109,354,291
Accumulated depreciation	-	(1,823,292)	(364,730)	(2,959,087)	-	(5,147,109)
Net book amount	2,351,349	46,001,054	738,135	20,356,502	34,760,142	104,207,182

Period ended 31 December 2022
Opening net book amount	2,351,349	46,001,054	738,135	20,356,502	34,760,142	104,207,182
Additions	-	111,338	42,002	505,380	23,305,647	23,964,367
Disposals	-	-	-	(33,485)	-	(33,485)
Transfers	-	-	-	1,263,939	(1,263,939)	-
Depreciation charge	-	(957,247)	(201,027)	(1,071,251)	-	(2,229,525)
Exchange differences	(36,876)	(316,079)	-	(152,236)	(86,600)	(591,791)
Closing net book amount	2,314,473	44,839,066	579,110	20,868,849	56,715,250	125,316,748

At 31 December 2022
Cost	2,314,473	47,602,298	1,148,447	24,816,965	56,715,250	132,597,433
Accumulated depreciation	-	(2,763,232)	(569,337)	(3,948,116)	-	(7,280,685)
Net book amount	2,314,473	44,839,066	579,110	20,868,849	56,715,250	125,316,748

96

ANNUAL REPORT - 31 DECEMBER 2023

Note 16 Property, Plant, and Equipment (continued)

	Land	Buildings	Leasehold improvements	Plant and equipment	Construction work in progress	Total
	US$	US$	US$	US$	US$	US$
Year ended 31 December 2023
Opening net book amount	2,314,473	44,839,066	579,110	20,868,849	56,715,250	125,316,748
Additions	-	113,215	193,251	877,938	17,341,364	18,525,768
Disposals	-	-	-	(193,160)	-	(193,160)
Transfers	-	-	88,882	1,939,982	(2,028,864)	-
Depreciation charge	-	(1,304,113)	(436,474)	(2,385,633)	-	(4,126,220)
Exchange differences	16,353	138,061	-	96,025	19,872	270,311
Closing net book amount	2,330,826	43,786,229	424,770	21,204,001	72,047,622	139,793,447

At 31 December 2023
Cost	2,330,826	47,866,171	1,430,580	27,520,756	72,047,622	151,195,954
Accumulated depreciation	-	(4,079,942)	(1,005,810)	(6,316,755)	-	(11,402,507)
Net book amount	2,330,826	43,786,229	424,770	21,204,001	72,047,622	139,793,447

97

ANNUAL REPORT - 31 DECEMBER 2023

Note 17 Financial Assets at Fair Value through Profit or Loss

(i) Classification of financial assets at fair value through profit or loss

The Group classifies equity investments for which it has not elected to recognise fair value gains and losses through OCI as financial assets at fair value through profit or loss (FVPL).

Financial assets measured at FVPL include the following:

	Consolidated
	31 December 2023	31 December 2022
	US$	US$

US unlisted equity securities	16,666,665	16,490,271

On 31 January 2022 NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a US based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock at an issue price of USD$7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totalled USD$25M (AUD $35,131,550) and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited.

The equity investment was revalued in 2022 to USD$5.00 per share, which was the share price for a significant capital raise undertaken by KORE Power in November 2022. At 31 December 2023 the investment in KORE Power represents approximately 3.7% of the common equity of KORE Power.

(ii) Amounts recognised in the consolidated statement of profit or loss and other comprehensive income

During the year ended 31 December 2023 there have been no gains or losses recognised in the consolidated statement of profit or loss and other comprehensive income related to equity investments held at FVPL.

(iii) Fair value hierarchy

US unlisted equity securities are classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The following table presents the changes in level 3 instruments during the twelve months ended December 31, 2023 (in U.S. dollars):

Unlisted equity securities
US$

Balance at the beginning of the period	16,490,271
Exchange differences	176,394
Balance at the end of the period	16,666,665

98

ANNUAL REPORT - 31 DECEMBER 2023

Note 17 Financial Assets at Fair Value through Profit or Loss (continued)

There were no transfers between levels 1, 2, or 3 for recurring fair value measurements during the year. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as at the end of the reporting period.

(iv) Valuation technique using significant unobservable inputs – Level 3

This category includes assets where the valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally derived and extrapolated from observable inputs to match the risk profile of the financial instrument, and are calibrated against current market assumptions, historic transactions and economic models, where available.

In 2022, the primary approach used in the determination of the fair value of the investment in KORE Power was with reference to the pricing of significant external capital raising activity undertaken by KORE Power. The most recent significant external capital raising undertaken by KORE Power was in November 2022 and no further capital raising has occurred in the twelve months ended December 31, 2023. The Group considered available information produced by management of KORE Power along and contrasted it with the Group's analysis of share price movements of listed peer companies in the battery technology sector and concluded that, in the aggregate, the factors and information considered would not result in a significant change in the fair value of the investment.

Note 18 Exploration and Evaluation Assets

	Consolidated
	31 December 2023	31 December 2022
	US$	US$

Exploration and evaluation assets – at cost	-	2,212,013
The capitalised exploration and evaluation assets carried forward above have been determined as follows:
Balance at the beginning of the period	2,212,013	2,218,238
Expenditure incurred during the period	16,691	40,560
Exchange differences	(8,752)	(46,785)
Assets classified as held for sale	(2,219,952)	-
Balance at the end of the period	-	2,212,013

The Company holds tenement rights to a high-grade natural flake graphite deposit located in Northern Queensland, Australia. In October 2023, the Company decided to pursue potential opportunities to realise the value of these assets through a strategic transaction. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, a resource, principally high-grade graphite, has been identified, and the assets are available for sale in their current conditions.

99

ANNUAL REPORT - 31 DECEMBER 2023

Note 19 Intangible Assets

	Consolidated
	31 December 2023	31 December 2022
	US$	US$
Goodwill	11,975,024	11,975,024
Technology	15,285	198,686
	11,990,309	12,173,710

	Goodwill	Technology	Total
	US$	US$	US$
Balance at the beginning of the year	11,975,024	198,686	12,173,710
Additions	-	-	-
Amortisation	-	(183,401)	(183,401)
Written-off	-	-	-
Balance at the end of the year	11,975,024	15,285	11,990,309

Intangible assets, other than goodwill, have finite useful lives. The current amortisation charges for intangible assets are included under depreciation and amortisation expense in the statement of profit or loss and other comprehensive income. Goodwill has an indefinite useful life.

Note 20 Trade and Other Payables

	Consolidated
	31 December 2023	31 December 2022
	US$	US$
Unsecured liabilities:
Trade payables	1,342,369	4,108,380
Sundry payables and accrued expenses	4,102,800	2,718,349
Employee entitlements	314,892	127,735
	5,760,061	6,954,464

100

ANNUAL REPORT - 31 DECEMBER 2023

Note 21 Contract Liabilities

	Consolidated
	31 December 2023	31 December 2022
	US$	US$

Current - Contract liabilities	285,221	71,985
Non-current – Other liabilities	3,000,000	3,000,000
	3,285,221	3,071,985

During the 2021 financial year, the Group received grant funds of USD$3,000,000 from the Department of Economic and Community Development in the State of Tennessee, USA. The grant funds are conditional upon the Group creating, filling and maintaining 290 jobs in the State of Tennessee.

The grant becomes fully earned once 90% of the performance target is achieved by March 2026, and is repayable in full if a minimum of 50% of the performance target is not achieved by March 2026. The grant is proportionately repayable between 50% and 90% of the performance target being achieved.

Accordingly, as at 31 December 2023, the full amount of the grant has been deferred and classified as a contract liability and will either be released to income (in full or proportionately) or repayable (in full or proportionately) depending on the performance target achieved by March 2026. Income has not been recognised at 31 December 2023, as the Company cannot reliably measure compliance of the conditions attaching to the grant with reasonable assurance to determine the grant has become receivable.

101

ANNUAL REPORT - 31 DECEMBER 2023

Note 22 Leases

This note provides information for leases where the Group is the lessee.

(i) Amounts recognised in the balance sheet

The balance sheet shows the following amounts relating to leases:

	Consolidated
	31 December 2023	31 December 2022
	US$	US$

Right-of-use assets - Buildings	4,484,521	4,915,035

Lease liabilities
Current	345,933	353,378
Non-current	4,479,627	4,825,560
	4,825,560	5,178,938

There were no additions to the right-of-use assets during the 2023 financial year. The movement of $430,514 during the year ended 31 December 2023, relates to depreciation expense. Refer to Note 34, Financial risk management, for a maturity analysis of lease liabilities.

(i) Amounts recognised in the statement of profit or loss and other comprehensive income

The statement of profit or loss and other comprehensive income shows the following amounts relating to leases:

	12 months ended 31 December 2023	6 month period ended 31 December 2022
	US$	US$

Depreciation of right-of-use assets – Buildings	430,514	215,257
Interest expense	212,354	111,593

The total cash outflow for leases in the year ended 31 December 2023 and six-month financial period ended 31 December 2022 was $565,732 and $278,334, respectively. The Company had no short-term leases at 31 December 2023, and 2022.

102

ANNUAL REPORT - 31 DECEMBER 2023

Note 23 Unsecured Convertible Loan Notes and Derivative Financial Instruments

On 21 June 2023, the Group issued 45,221,586 convertible loan notes, with a face value of AUD$1.00 per note, a coupon rate of 4%, and a maturity date of 7 June 2028, for proceeds of US$30 million to LGES. The notes have a conversion price of AUD$1.60 per ordinary share. The convertible notes will mandatorily convert into ordinary shares upon acceptance of the first purchase order under the purchase agreement with LGES, although LGES may elect to convert some or all the notes prior to such time. No interest would be payable on the notes in these circumstances.

The convertible notes may be redeemed or converted (at the election of LGES) on the maturity date, in which case interest is payable in cash (in respect of a redemption) or "in-kind" (in the case of conversion).

The convertible notes are presented in the consolidated balance sheet as follows:

Borrowings (non-current liabilities)	Consolidated
(All in US$)	2023
Initial recognition	27,640,052
Costs of issue of convertible notes	(43,614)
Interest expense*	957,772
Balance at 31 December 2023	28,554,210

* Interest expense, for the year ended 31 December 2023, is calculated by applying the effective interest rate of 6.564% to the liability component.

Derivative financial instruments (non-current liabilities)	Consolidated
(All in US$)	2023
Initial recognition	2,359,948
Costs of issue of convertible notes	(3,724)
Fair value gain	(1,525,320)
Effect of foreign currency movements	35,374
Balance at 31 December 2023	866,278

The fair value of the conversion option (derivative financial liability) was determined using Monte Carlo Simulation methodology. The derivative financial liability is carried at fair value at each reporting date, with gains or losses being recognised in the consolidated statement of profit or loss and other comprehensive income. The remainder of the proceeds were allocated to borrowings with the liability recognised at amortised cost until extinguished on conversion or maturity of the notes. Interest is applied using the effective interest rate.

Fair Value Hierarchy

The derivative financial liability is classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The valuation model is highly sensitive to the probability weights applied to the timing of the placement of the purchase order, which is a significant unobservable input. In the event the purchase order is placed before maturity date of the notes, the interest rate would become zero-coupon and, the fair value of the derivative would decrease by $1.3 million.

103

ANNUAL REPORT - 31 DECEMBER 2023

Note 24 Borrowings

	31-Dec-23			31-Dec-22
	Current US$	Non- Current	Total	Current US$	Non- Current	Total
		US$	US$		US$	US$
Secured
Bank loans (i)	1,167,301	33,044,170	34,211,471	971,159	34,066,811	35,037,970
Total secured borrowings	1,167,301	33,044,170	34,211,471	971,159	34,066,811	35,037,970

Unsecured
Convertible Notes	-	28,554,210	28,554,210	-	-	-
Other loans (ii)	174,388	1,622,121	1,796,509	114,155	1,010,777	1,124,932
Total unsecured borrowings	174,388	30,176,331	30,350,719	114,155	1,010,777	1,124,932
Total borrowings	1,341,689	63,220,501	64,562,190	1,085,314	35,077,588	36,162,902

(i) Secured liabilities and assets pledged as security

(a)
On 1 December 2017, the Company purchased freehold land and buildings at 177 Bluewater Road, Bedford Canada for CAD$1,225,195 and from where the BTS business now operates. The Company entered into a loan facility of CAD $2,680,000 to purchase the land and buildings secured by a first mortgage over the property. At 31 December 2023, the facility had been fully drawn down. The total liability at 31 December 2023, is $1,827,703 (CAD $2,241,832). The facility is repayable in monthly instalments ending 15 September 2044. The carrying amount of this asset at 31 December 2023 and 31 December 2022 was $2,842,406 and $3,160,854, respectively.
(b)
On 28 May 2021, the Company purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Company entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,923,000 as at 31 December 2023. The total liability at 31 December 2023 is $3,574,365 (CAD $4,736,278). The full facility is repayable in monthly instalments, commencing December 2022 and ending in November 2047. The Company’s freehold land and buildings at 110 Simmonds Drive, Dartmouth, Canada are pledged as collateral against the bank loan. The carrying amount of this asset at 31 December 2023, and 31 December 2022 was $3,329,187 and $3,754,397, respectively.

104

ANNUAL REPORT - 31 DECEMBER 2023

Note 24 Borrowings (continued)

(c)
On 24 January 2022, the Company entered into a loan facility to purchase equipment. The total amount available under the facility was CAD $2,300,000. At 31 December 2023, the facility had been drawn down to CAD $500,000 and CAD $1,800,000 remains to be disbursed. The total liability at 31 December 2023 was $362,276 (CAD $480,040). The facility is repayable in monthly instalments, commencing in December 2023 and ending in November 2033. Equipment being purchased with the loan funds are pledged as collateral against the loan.
(d)
On 28 July 2021, the Company purchased commercial land and buildings in Chattanooga, USA for $42,600,000 to expand the NAM business. The Company entered into a loan facility with PNC Real Estate for $30,100,000 to purchase the land and buildings. The loan has been fully drawn down at 31 December 2023. The total liability at 31 December 2023, is $28,447,128. The facility is repayable in monthly instalments, which commenced in September 2021 and ending in August 2031. The land and buildings at 1029 West 19th Street, Chattanooga, USA have been pledged as security for the loan, with a carrying amount of $39,202,599 and $40,230,812 at 31 December 2023 and 31 December 2022 respectively. Lastly, the Company has pledged additional collateral with the Lender for capital expenditures, insurance, tax and production.

Loan covenants

This loan imposes certain covenants to ensure that the following financial ratios are met:

•
net assets of $30.1 million to be maintained (exclusive of the land and buildings secured by this loan and minimum liquidity of $3.1 million)
•
a debt service coverage ratio of 1.2 to 1 is to be maintained.

Compliance with loan covenants

The Company has complied with the financial covenants of its borrowing facilities during both the twelve months ended 31 December 2023 and the six months ended 31 December 2022.

(ii) Other loans

ACOA Loans

In December 2017, the Company entered into a contribution agreement with Atlantic Canada Opportunities Agency ("ACOA"), for CAD$500,000. At 31 December 2023, CAD$500,000 of the facility has been drawn down. The funding was to assist with expanding the market to reach new customers through marketing and product improvements. The facility is repayable in monthly instalments which commenced in September 2019 and ending in May 2027.

In October 2018, the Company entered into another contribution agreement with ACOA, for CAD$500,000. At December 31, 2023, CAD$500,000 of the facility has been drawn down. The funding was to assist in establishing a battery cell manufacturing facility. The facility is repayable in monthly instalments which commenced in January 2021 and ending in December 2026.

105

ANNUAL REPORT - 31 DECEMBER 2023

Note 24 Borrowings (continued)

In July 2021, the Company entered into a further contribution agreement with ACOA, for CAD$250,000. At 31 December 2023, the facility has been fully drawn down. The funding was to assist in expanding the BTS operations. The facility is repayable in monthly instalments commencing in January 2024 and ending in December 2026.

In December 2021, the Company entered into a further contribution agreement with ACOA for CAD$1,000,000. At 31 December 2023, it has been fully drawn down. The funding will be used to will assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly instalments commencing in January 2025 and ending in December 2036.

In March 2023, the Company entered into a further contribution agreement with ACOA for CAD$886,000. At 31 December 2023, the facility has been fully drawn down. The funding will be used to will assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly instalments commencing in January 2025 and ending in December 2036.

(iii) Fair value

For all borrowings, other than the ACOA loan noted at (ii) above, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The ACOA loans are interest free. The initial fair value of the ACOA loans were determined using a market interest rate for equivalent borrowings at the issue date. This resulted in a day one gain of $100,152 in FY2018 (December 2017 loan), a day one gain of $114,106 in FY2019 (October 2018 loan) and a day one gain of $219,557 in the twelve months ended 30 June 2022.

106

ANNUAL REPORT - 31 DECEMBER 2023

Note 25 Contributed Equity

	31-Dec-23	31-Dec-22	31-Dec-23	31-Dec-22
	Shares	Shares	US$	US$
(a) Share capital
Ordinary shares
Fully paid	488,733,461	486,774,622	338,425,286	338,108,198

(b)	Ordinary share capital
Date	Details	Note	Number of Shares	US$
1-Jul-22	Balance		485,951,369	338,011,842
7-Jul-22	Exercise of options	(e)	150,000	92,097
	Exercise of share rights	(f)	302,539	-
8-Jul-22	Exercise of options	(e)	20,000	12,283
5-Aug-22	Exercise of performance rights	(c)	255,996	-
22-Dec-22	Exercise of performance rights	(c)	94,718	-
	Share issue costs		-	(8,024)
31-Dec-22	Balance		486,774,622	338,108,198
15-Mar-23	Exercise of options	(e)	33,333	11,080
	Exercise of performance rights	(c)	8,309	-
	Exercise of options	(e)	66,666	40,273
12-Apr-23	Exercise of performance rights	(c)	1,910	-
1-May-23	Exercise of performance rights	(c)	23,356	-
29-Jun-23	Exercise of performance rights	(c)	39,515	-
21-Jul-23	Exercise of performance rights	(c)	314,276	-
1-Aug-23	Exercise of performance rights	(c)	6,002	-
21-Aug-23	Exercise of performance rights	(c)	4,312	-
29-Aug-23	Exercise of options	(e)	500,000	225,729
	Exercise of share rights	(f)	419,719	-
1-Sep-23	Exercise of performance rights	(c)	250,000	-
20-Oct-23	Exercise of performance rights	(c)	18,174	-
24-Oct-23	Exercise of options	(e)	150,000	52,439
21-Nov-23	Exercise of performance rights	(c)	7,526	-
28-Nov-23	Exercise of performance rights	(c)	2,178	-
9-Dec-23	Exercise of performance rights	(c)	21,563	-
14-Dec-23	Exercise of performance rights	(c)	92,000	-
	Share issue costs			(12,433)
31-Dec-23	Balance		488,733,461	338,425,286

107

ANNUAL REPORT - 31 DECEMBER 2023

Note 25 Contributed Equity (continued)

(c)
Exercise of performance rights

During the year ended 31 December 2023 699,961 ordinary shares were issued to non-KMP employees, and 89,160 were issued to KMP Rashda Buttar, on the exercise of vested performance rights.

During the six-month period ended 31 December 2022 350,714 ordinary shares were issued to non-KMP employees on the exercise of vested performance rights.

(e)
Exercise of options

On 24 October 2023, 150,000 options were exercised at AUD$0.55 per share.

On 29 August 2023, 500,000 options were exercised at AUD $0.70 per share.

On 23 March 2023, 66,666 options were exercised at AUD$0.90 per share.

On 15 March 2023, 33,333 options were exercised at AUD$0.50 per share.

On 7 July 2022, 150,000 options were exercised at AUD$0.90 per share.

On 8 July 2022, 20,000 options were exercised at AUD$0.90 per share.

(f)
Exercise of Share Rights

On 29 August 2023, 419,719 ordinary shares were issued to Directors on the vesting of share rights (See Note 27 - Share-based Payments).

On 7 July 2022, 302,539 ordinary shares were issued to Directors on the vesting of share rights (See Note 27 – Share-based Payments).

(g)
Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Group includes equity attributable to equity holders, comprising of issued capital, reserves and accumulated losses. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets to reduce debt or adjust the level of activities undertaken by the company.

The Group monitors capital on the basis of cash flow requirements for operational, and exploration and evaluation expenditure. The Group will continue to use capital market issues to satisfy anticipated funding requirements.

The Group has no externally imposed capital requirements. The Group’s strategy for capital risk management is unchanged from prior years.

108

ANNUAL REPORT - 31 DECEMBER 2023

Note 26 Reserves

	Consolidated
	31-Dec-23	31-Dec-22
	US$	US$

Share-based payment reserve	42,462,654	37,161,498
Foreign currency translation reserve	(16,626,921)	(15,136,944)
Convertible loan note reserve	4,523,095	4,523,095
	30,358,828	26,547,649

(a)
Share-based payment reserve

	Consolidated
	31-Dec-23	31-Dec-22
	US$	US$

Share-based payment reserve	42,462,654	37,161,498

Movements:
Opening balance	37,161,498	32,025,511
Performance rights cash settled in current period (refer note 29)	(296,432)	(133,878)
Equity settled share-based payments	5,621,960	5,354,429
Exchange differences	(24,372)	(84,564)
Closing balance	42,462,654	37,161,498

The share-based payment reserve includes items recognised as expenses on valuation of director, employee and contractor options and performance rights.

(b)
Foreign currency translation reserve

	Consolidated
	31-Dec-23	31-Dec-22
	US$	US$

Foreign currency translation reserve	(16,626,918)	(15,136,944)

Movements:
Opening balance	(15,136,944)	(12,691,406)
Exchange differences on translation of foreign operations	(1,489,974)	(2,445,538)
Closing balance	(16,626,918)	(15,136,944)

The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary.

109

ANNUAL REPORT - 31 DECEMBER 2023

Note 27 Operating Segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Executive Key Management Personnel (Chief Operating Decision Makers or “CODMs”) in assessing performance and determining the allocation of resources. The Group is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.

The CODMs have identified three operating segments being Battery Materials, Battery Technology, and Graphite Exploration. The Battery Materials segment develops and manufactures battery anode materials, and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carries out research and development in battery development (inclusive of cathode technology). The Graphite Exploration segment manages the maintenance and future development of Mount Dromedary natural graphite deposit. The Company will reassess reportable segments if and when the assets held for sale are sold. See Note 18 - Exploration and Evaluation Assets.

Basis of accounting for purposes of reporting by operating segments

a.
Accounting policies adopted

Unless stated otherwise, all amounts reported to the Board, being the CODMs with respect to operating segments, are determined in accordance with accounting policies that are consistent with those adopted in the financial report of the Group.

b.
Segment assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

c.
Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment. Borrowings and tax liabilities are generally considered to relate to the Company as a whole and are not allocated. Segment liabilities include trade and other payables.

d.
Unallocated items

The following items for revenue, expenses, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

- interest income

- corporate administrative and other expenses

- income tax expense

- corporate share-based payment expenses

- corporate marketing and project development expenses

- corporate cash and cash equivalents

- corporate trade and other payables

- corporate trade and other receivables.

110

ANNUAL REPORT - 31 DECEMBER 2023

Note 27 Operating Segments (continued)

e.
Segment information

Segment performance

12 months ended 31 December 2023	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
	US$	US$	US$	US$	US$
Segment revenue	-	8,054,529	-	-	8,054,529
Other income	37,360	1,936,862	-	24,550	1,998,772
Interest income	-	-	-	1,611,128	1,611,128
Total income	37,360	9,991,391	-	1,635,678	11,664,429
Segment net loss from continuing operations before tax	(32,344,084)	(7,388,442)	-	(6,515,735)	(46,248,261)

6 months ended 31 December 2022	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
	US$	US$	US$	US$	US$
Segment revenue	-	2,702,276	-	-	2,702,276
Other income	35,154	260,536	-	-	295,690
Interest income	-	-	-	19,416	19,416
Total income	35,154	2,962,812	-	19,416	3,017,382
Segment net loss from continuing operations before tax	(14,584,755)	(5,520,718)	-	(7,758,541)	(27,864,014)

Segment assets

31 December 2023	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
	US$	US$	US$	US$	US$
Segment assets	147,476,907	20,367,755	2,225,693	93,272,688	263,343,043

31 December 2022	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
	US$	US$	US$	US$	US$
Segment assets	153,744,385	19,635,067	2,219,480	101,825,626	277,424,558

111

ANNUAL REPORT - 31 DECEMBER 2023

Note 27 Operating Segments (continued)

Segment liabilities

31 December 2023	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
	US$	US$	US$	US$	US$
Segment liabilities	69,102,062	9,874,301	-	430,405	79,406,768

31 December 2022	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
	US$	US$	US$	US$	US$
Segment liabilities	40,119,176	8,960,085	-	2,289,028	51,368,289

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are carried out in North America.

For the twelve months ended December 31, 2023, North America, Asia, Australia, and Europe accounted for 82%, 8%, 6% and 4% of revenues, respectively. For the six months ended December 31, 2022, North America, Asia, Australia, and Europe accounted for 85%, 11%, 3% and 1% of revenues, respectively. For the twelve months ended June 30, 2022, North America, Asia, and Europe accounted for 79%, 17% and 4% of revenues, respectively. For the twelve months ended June 30, 2021, North America, Asia, and Europe accounted for 82%, 8% and 10% of revenues, respectively.

For the year ended December 31, 2023, the Company had two customers, included in consulting services revenue stream, that accounted for approximately 17% and 15% of total revenues, respectively. For the six months December 31, 2022, the Company had three major customers, included in the consulting services revenue stream, that accounted for approximately 27%, 22%, and 11% of total revenue, respectively and two major customers, included in the hardware revenue stream, that accounted for approximately 25% and 12% of total revenues, respectively. For the year ended June 30, 2022, the Company had two customers, included in the consulting services revenue stream, that accounted for approximately 15%, and 12% of total revenues, respectively and one major customer, included in the hardware and consulting services revenue streams, that accounted for 11% of total revenue. For the year ended June 30, 2021, the Company had three customers, included in the consulting services revenue stream, that accounted for approximately 17%, 14% and 10% of total revenues, respectively.

112

ANNUAL REPORT - 31 DECEMBER 2023

Note 28 Cash Flow Information

Reconciliation of profit / (loss) after income tax to net cash outflow from operating activities

	Consolidated
	12 months ended 31 December 2023	6 months ended 31 December 2022
	$	$

Profit / (loss) for the period	(46,248,261)	(27,864,014)
Adjustments for
Share based payments	5,620,643	5,357,063
Borrowing costs	983,833	44,960
Loss on sale of fixed assets	-	33,485
Software written off	-	96,596
Fair value movement in derivative	(1,512,859)	-
Foreign exchange (gain) / loss	(137,781)	(1,368,856)
Amortisation & depreciation expense	4,739,719	2,572,018

Change in operating assets and liabilities:
(Increase)/decrease in trade receivables	(567,851)	232,354
(Increase)/decrease in inventories	1,202,967	(1,383,644)
(Increase)/decrease in other operating assets	629,315	2,432,642
(Increase)/decrease in deferred tax assets	(200,992)	-
Increase / (decrease) in trade creditors	(1,368,063)	1,340,692
Increase / (decrease) in income taxes payable	107,458	-
Increase / (decrease) in other operating liabilities	523,449	(359,867)
Net cash outflow from operating activities	(36,228,423)	(18,866,571)

113

ANNUAL REPORT - 31 DECEMBER 2023

Note 28 Cash Flow Information (continued)

(a)
Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each period presented.

Net debt

	31 December 2023	31 December 2022
	US$	US$

Cash and cash equivalents	78,713,885	99,039,172
Lease liability - repayable within one year	(345,933)	(353,378)
Borrowings – repayable within one year (including overdraft)	(1,341,689)	(1,085,314)
Lease liability - repayable after one year	(4,479,627)	(4,825,560)
Borrowings – repayable after one year	(63,220,501)	(35,077,588)
Net cash (debt)	9,326,135	57,697,332

Cash and cash equivalents	78,713,885	99,039,172
Gross debt – fixed interest rates	(35,176,279)	(6,303,869)
Gross debt – variable interest rates	(34,211,471)	(35,037,971)
Net cash (debt)	9,326,135	57,697,332

Non-cash investing and financing activities

		Liabilities from financing activities
	Cash	Borrowings due within 1 year	Borrowings due after 1 year	Total
	US$	US$	US$	US$
Net debt as at 1 July 2022	142,737,362	(1,353,688)	(40,955,318)	100,428,356
Cash flows	(45,587,951)	655,178	-	(44,932,773)
Other non-cash movements	1,889,761	(740,182)	1,052,170	2,201,749
Net cash as at 31 December 2022	99,039,172	(1,438,692)	(39,903,148)	57,697,332
Cash flows	(18,653,649)	1,428,959	(30,752,830)	(47,977,520)
Other non-cash movements	(1,671,638)	(1,677,889)	2,955,850	(393,677)
Net cash as at 31 December 2023	78,713,885	(1,687,622)	(67,700,128)	9,326,135

Non-cash investing and financing activities disclosed in other notes are:

•
Right of use assets – note 22
•
Options and shares issued to employees – note 30

114

ANNUAL REPORT - 31 DECEMBER 2023

Note 29 Interests in Subsidiaries

Information about Principal Subsidiaries

The Group’s material subsidiaries at 31 December 2023 are set out in the following table. Unless otherwise stated, each entity has share capital consisting solely of ordinary shares that are held by the Group, and the proportion of ownership interest held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business. The functional currency of each of the Company’s entities is the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in U.S. dollars (See Note 1 –Summary of significant accounting policies).

Name of entity	Place of business / country of incorporation	Ownership interest held of the Group		Principal activities
		31 December 2023%	31 December 2022%
MD South Tenements Pty Ltd	Australia	100%	100%	Graphite exploration
NOVONIX Battery Technology Solutions Inc	Canada	100%	100%	Battery technology services.
NOVONIX Corp	USA	100%	100%	Investment
NOVONIX Anode Material LLC	USA	100%	100%	Battery materials development
NOVONIX 1029 LLC	USD	100%	100%	Real estate borrower

115

ANNUAL REPORT - 31 DECEMBER 2023

Note 30 Share-Based Payments

Performance Rights and Options

Employees of the Group participate in the Group’s Long-Term Incentive Program (“LTIP”) comprising grants of performance rights and options with varying vesting conditions. The performance rights and options carry no dividend or voting rights. Performance rights and options may vest immediately or dependent on the recipient remaining in employment, or achievement of performance related vesting conditions, by the vesting date. Upon vesting, each performance right and option is convertible into one ordinary share of NOVONIX Limited. If an executive ceases employment before the rights or options vest, the rights or options will be forfeited, except in limited circumstances that they are approved by the Board on a case-by-case basis.

Share Rights

Non-executive Directors participate on an annual grant of equity awards using a value-based approach, which the Board has adopted by issuing Share Rights to Non-Executive Directors of the Company each financial year with a fixed US dollar value of $110,000. As a consequence of the Company changing its fiscal year end from 30 June to 31 December, Directors were scheduled to receive share rights for the period 1 July 2023 to 31 December 2023 (“2023 partial year”) to align with the new fiscal year-end. Shareholders approved the 2023 partial year share rights; however, they were not issued and will not be issued. The Board has determined that one Director shall be granted his share rights for the period from his appointment in October 2022 to 30 June 2023, subject to shareholder approval. We view this as an additional sign to shareholders of the Board’s long-term commitment to the team and Company.

The share rights carry no dividend or voting rights. Upon vesting, each share right is convertible into one ordinary share of NOVONIX Limited. If a non-executive director ceases to hold office before the share rights vest, the rights will convert on a prorate basis.

The following table presents the composition of share-based payments expense for the year ended 31 December 2023 and the six-month period ended 31 December 2022.

Share-based payments expense for the year is derived as follows:

	12 months ended 31 December 2023	6 months ended 31 December 2022
	US$	US$
Share rights granted in current year	31,943	444,480
Share rights granted in prior year	368,039	-
Performance rights granted in current year	989,336	2,274,551
Performance rights granted in prior years	4,104,908	2,582,698
Options granted in prior years	127,734	52,700
Share based payment expense	5,621,960	5,354,429
Payment of withholding tax - Performance rights	(296,432)	(133,878)
Exchange differences	(24,373)	(84,564)
Movement in share-based payments reserve	5,301,155	5,135,987

116

ANNUAL REPORT - 31 DECEMBER 2023

Note 30 Share-Based Payments (continued)

Share Rights

A summary of movements of all share rights issued is as follows:

	Number on issue	Number Vested
Share rights outstanding as at 1 January 2023	436,403	16,433
Granted	65,405	-
Forfeited	(16,684)	-
Exercised	(419,719)	(16,433)
Share rights outstanding as at 31 December 2023	65,405	-

During the year ended 31 December 2023, share rights were granted to a non-executive Director, Ron Edmonds, subject to shareholder approval at the 2024 Annual General Meeting. The share rights are convertible to ordinary shares on a 1:1 basis and vest on receipt of Shareholder approval. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $31,943 was recognised for the year ended 31 December 2023. During the six months ended December 31, 2022, share rights were granted to non-executive Directors following shareholder approval at the Annual General Meeting on October 26, 2022. The share rights are convertible to ordinary shares on a 1:1 basis and vested on 30 June 2023. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $444,480 was recognised for the six months ended December 31, 2022. Further details of the share rights granted during the year 31 December 2023, are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value	Expiry	Expense recognised
				AUD		US$
Ron Edmonds	31 Dec 2023	54,863	31 Dec 2023	$0.74	31 Dec 2024	26,794
	31 Dec 2023	10,542	31 Dec 2023	$0.74	31 Dec 2024	5,149
Total expense recognised						31,943

117

ANNUAL REPORT - 31 DECEMBER 2023

Note 30 Share-Based Payments (continued)

Performance Rights

A summary of movements of all performance rights issued is as follows:

	Number on issue	Number Vested
Performance rights outstanding as at 1 July 2022	5,057,277	600,000
Vested	-	463,897
Granted	6,547,018	-
Forfeited	(128,503)	-
Exercised	(463,897)	(463,897)
Performance rights outstanding as at 31 December 2022	11,011,895	-
Vested	-	1,252,558
Granted	4,631,721	-
Forfeited	(962,688)	-
Exercised	(1,252,558)	(1,252,558)
Performance rights outstanding as at 31 December 2023	13,428,370	-

Performance rights granted in the current period

During the twelve months ended December 31, 2023, performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Key Management Personnel, other employees and contractors as set out in the table below. The value of each performance right was determined with reference to the market value of the underlying securities on grant date.

962,688 performance rights were forfeited during the six months ended December 31, 2022, as not all vesting conditions were met.

Further details of the performance rights are set out in the table below:

118

ANNUAL REPORT - 31 DECEMBER 2023

Note 30 Share-Based Payments (continued)

Name	Grant date	Number	Vesting date	Fair value AUD	Expiry	Expense recognised US$
Rashda Buttar	April 13, 2023	253,401	December 31, 2025	$1.09	Cessation of employment	37,279
Nick Liveris	April 5, 2023	549,035	December 31, 2025	$1.21	Cessation of employment	89,663
Chris Burns	April 13, 2023	1,604,871	December 31, 2025	$1.09	Cessation of employment	236,100
Non-KMP employees	January 3, 2023	1,030,325	¼ January 3, 2024	$1.41	Cessation of employment	392,726
			¼ January 3, 2025
			¼ January 3, 2026
			¼ January 3, 2027
Non-KMP employees	January 27, 2023	58,636	4 equal annual tranches commencing on the anniversary of employment	$1.86	Cessation of employment	16,084
Non-KMP employees	February 6, 2023	18,942		$1.80	Cessation of employment	10,739
Non-KMP employees	March 2, 2023	43,078		$1.49	Cessation of employment	19,645
Non-KMP employees	May 8, 2023	124,505		$0.99	Cessation of employment	28,534
Non-KMP employees	July 11, 2023	42,506		$0.93	Cessation of employment	6,806
Non-KMP employees	July 14, 2023	85,618		$1.05	Cessation of employment	15,850
Non-KMP employees	July 24, 2023	39,960		$0.95	Cessation of employment	6,124
Non-KMP employees	July 31, 2023	69,290		$0.93	Cessation of employment	9,812
Non-KMP employees	August 1, 2023	170,019		$0.95	Cessation of employment	24,805
Non-KMP employees	August 21, 2023	125,862		$1.08	Cessation of employment	17,137
Non-KMP employees	September 2, 2023	300,000		$0.93	Cessation of employment	31,574
Non-KMP employees	November 9, 2023	57,019		$0.75	Cessation of employment	2,238
Non-KMP employees	October 7, 2022	37,587		$1.86	Cessation of employment	27,243
Non-KMP employees	November 28, 2022	21,067		$2.18	Cessation of employment	16,976
Total number issued		4,631,721	Total expense recognised			989,336

119

ANNUAL REPORT - 31 DECEMBER 2023

Note 30 Share-Based Payments (continued)

Performance rights net settled for withholding tax obligations

The Group has an obligation to withhold tax on the vesting of performance rights for employee’s resident in the USA and Canada. As consideration for the withholding tax, the Group reduces the number of shares to be issued to the employees (net settled).

During the year the Group net settled the following share-based payments:

Name	Performance rights vested & exercised	Net settled shares	Withholding obligation
			US$
Non-KMP employees	844,449	449,961	251,128
Rashda Buttar	158,110	89,160	45,304
Total			296,432

OPTIONS

A summary of movements of all options issued is as follows:

	Number	Weighted Average Exercise Price AUD
Options outstanding as at 1 July 2022	29,330,001	$0.51
Granted to employees	-	-
Forfeited	(66,667)	$0.50
Exercised	(170,000)	$0.90
Options outstanding as at 31 December 2022	29,093,334	$0.51
Vested options outstanding as at 31 December 2022	13,560,000	$0.52
Forfeited	(133,334)	$1.30
Exercised	(749,999)	$0.68
Options outstanding as at 31 December 2023	28,210,001	$0.50
Vested options outstanding as at 31 December 2023	12,676,667	$0.50

The weighted average remaining contractual life of options outstanding at 31 December 2023 was 3.4 years (31 December 2022: 3.8 years).

The range of exercise prices for options outstanding at 31 December 2023 was AUD$0.50 to AUD$0.55, and at 31 December 2022 was AUD$0.50 to AUD$1.40.

There were no options granted during the twelve months ended 31 December 2023 and twelve months ended 31 December 2022.

120

ANNUAL REPORT - 31 DECEMBER 2023

Note 31 Events After the Reporting Date

In February 2024, NOVONIX and Panasonic Energy, a leading manufacturer of EV batteries in North America, each announced the signing of a binding off-take agreement for high-performance synthetic graphite anode material to be supplied to Panasonic Energy’s North American operations from NOVONIX’s Riverside facility in Chattanooga, Tennessee. Under the off-take agreement, Panasonic Energy has agreed to purchase at least 10,000 tonnes of anode material for use in its North American plants over the term of 2025-2028, subject to NOVONIX achieving agreed upon milestones regarding final mass production qualification timelines prior to the fourth quarter of 2025. Panasonic Energy has the right to reduce the 10,000 tonnes volume (by up to 20%) if these milestones are not achieved by the required dates or to terminate the agreement if there is a substantial delay to achieving these milestones. During the term, if additional volumes are requested by Panasonic Energy, NOVONIX shall use its best efforts to deliver the increased volumes. The companies have agreed to a pricing structure that incorporates a mechanism for adjusting the price in response to significant changes in NOVONIX’s raw material costs.

There have been no other matters or circumstances that have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

Note 32 Related Party Transactions

During the year ended 31 December 2023 the Group entered into the following related party transactions.

(a)
On 5 April 2023, 1,604,871 performance rights were granted to Chris Burns as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 31 December 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subjec5 to the achievement of performance conditions. An expense of $119,312 was recognised during the six-months ended 30 June 2023 relating to these performance rights.
(b)
On 5 April 2023, 253,401 performance rights were granted to Rashda Buttar as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 31 December 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $18,839 was recognised during the six-months ended 30 June 2023 relating to these performance rights.
(c)
On 5 April 2023, 549,035 performance rights were granted to Nick Liveris as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 31 December 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $40,818 was recognised during the six-months ended 30 June 2023 relating to these performance rights.
(d)
During the year ended 31 December 2023, Phillips 66 were paid fees totalling $59,534 for Ms Zhanna Golodryga's and Mr Suresh Vaidyanathan’s services to the Group as Directors.

121

ANNUAL REPORT - 31 DECEMBER 2023

Note 32 Related Party Transactions (continued)

(e)
Ms. Zhanna Golodryga and Mr. Suresh Vaidyanathan are not permitted to receive remuneration in their personal capacity under the terms of their employment with Phillips 66 and terms of engagement with the Group. Accordingly, all fees earned by them are paid directly to Phillips 66.

During the six-month period ended 31 December 2022 there were the following related party transactions:

(a)
On 26 October 2022, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and will vest on 30 June 2023:
a.
Tony Bellas (Director) – 69,995 share rights
b.
Andrew Liveris (Director) – 69,995 share rights
c.
Robert Cooper (Director) – 69,995 share rights
d.
Zhanna Golodryga (Director) – 69,995 share rights
e.
Robert Natter (Director) – 69,995 share rights
f.
Jean Oelwang (Director) – 69,995 share rights

An expense of $412,522 relating to these share rights has been recognised during the six-month period ended 31 December 2022.

(b)
On 26 October 2022, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and vested immediately:
a.
Robert Natter (Director) – 7,263 share rights
b.
Jean Oelwang (Director) – 9,170 share rights

An expense of $31,932 relating to these share rights has been recognised during the six-month period ended 31 December 2022.

(c)
On 1 July 2022, 2,275,400 performance rights were granted to Chris Burns as an LTI for the period 1 July 2022 to 30 June 2023. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2025. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $777,119 was recognised during the six-months ended 31 December 2022 relating to these performance rights.
(d)
On 1 July 2022, 359,300 performance rights were granted to Rashda Buttar as an LTI for the period 1 July 2022 to 30 June 2023. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2025. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $122,712 was recognised during the six-months ended 31 December 2022 relating to these performance rights.

122

ANNUAL REPORT - 31 DECEMBER 2023

Note 32 Related Party Transactions (continued)

(e)
On 1 July 2022, 482,441 performance rights were granted to Rashda Buttar as a true-up grant. Rashda Buttar has previously received a grant of performance rights upon being hired, however following the implementation of equity guidelines, a true-up grant was required to make her whole in relation to the new guidelines. The performance rights (convertible to ordinary shares on a 1:1 basis) vest annual in four equal tranches from 1 July 2023 through to 1 July 2026. All performance rights vest subject to continued employment. An expense of $197,860 was recognised during the six-months ended 31 December 2022 relating to these performance rights.
(f)
On 26 October 2022, 778,400 performance rights were granted to Nick Liveris as an LTI for the period 1 July 2022 to 30 June 2023 and 667,831 performance rights for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2025. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $265,848 was recognised during the six-months ended 31 December 2022 relating to these performance rights.
(g)
During the six-month period ended 31 December 2022, Phillips 66 were paid fees totalling $30,000 and issued share rights to the value of $68,758, for Ms Zhanna Golodryga services to the Company as a Director. Ms Zhanna Golodryga is not permitted to receive remuneration, including any equity incentives, in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by Ms Zhanna Golodryga are paid directly to Phillips 66.

There were no other related party transactions during the current or prior financial periods. For details of disclosures relating to key management personnel, refer to Note 7.

Note 33 Commitments and Contingencies

(a)
Exploration commitments

	Consolidated
	31 December 2023 US$	31 December 2022 US$
Commitments for payments under exploration permits in existence at the reporting date but not recognised as liabilities payable	2,000	4,000

So as to maintain current rights to tenure of various exploration tenements, the Group will be required to outlay amounts in respect of tenement exploration expenditure commitments. These outlays, which arise in relation to granted tenements are noted above. The outlays may be varied from time to time, subject to approval of the relevant government departments, and may be relieved if a tenement is relinquished.

Exploration commitments are calculated on the assumption that each of these tenements will be held for its full term. But, in fact, commitments will decrease materially as exploration advances and ground that is shown not to be prospective is progressively surrendered. Expenditure commitments on prospective ground will be met out of existing funds, farm-outs, and new capital raisings.

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ANNUAL REPORT - 31 DECEMBER 2023

Note 33 Commitments and Contingencies (continued)

(b)
Capital commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognised as liabilities is as follows:

	Consolidated
	31 December 2023 US$	31 December 2022 US$
Property, plant, and equipment	9,321,453	16,315,454

The capital commitments relate to purchases of property, plant and equipment in connection with the expansion of our business and development of our technologies in the NAM and BTS business segments and are expected to be recognised within the next twelve months.

(c)
Legal Proceedings

The Group is currently not a party to any material legal proceedings. From time to time, the Group may become involved in legal proceedings arising in the ordinary course of business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

124

ANNUAL REPORT - 31 DECEMBER 2023

Note 34 Financial Risk Management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s financial instruments consist mainly of deposits with banks and accounts receivable and payable.

The totals for each category of financial instruments, measured in accordance with IAS 39: Financial Instruments: Recognition and Measurement as detailed in the accounting policies to these financial statements, are as follows:

		Consolidated
		31 December	31 December
	Notes	2023	2022
		US$	US$
Financial assets
Cash and cash equivalents	11	78,713,885	99,039,172
Trade and other receivables	12	4,358,833	11,984,834
Financial assets at fair value through profit or loss	17	16,666,665	16,490,271
Total financial assets		99,739,383	127,514,277
Financial liabilities
Trade payables	20	1,342,369	4,108,380
Lease liabilities	22	4,825,560	5,178,938
Borrowings	24	64,562,190	36,162,902
Total financial liabilities		70,730,119	45,450,220

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility.

Market risk

Market risk is the risk that the change in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

The Group is not exposed to market risks other than interest rate risk.

Foreign currency risk

Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Exposure to foreign currency risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which the Group holds financial instruments which are other than the USD.

125

ANNUAL REPORT - 31 DECEMBER 2023

Note 34 Financial Risk Management (continued)

With instruments being held by overseas operations, fluctuations in the Canadian dollar may impact on the Group’s financial results.

The following table shows the foreign currency risk as on the financial assets and liabilities of the Group’s operations denominated in currencies other than the functional currency of the operations.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in United States dollars, was as follows:

	31 December	31 December	31 December	31 December
	2023	2022	2023	2022
	CAD $	CAD $	USD $	USD $
Cash at bank	-	-	32,748,324	55,708,444
Trade receivables	-	-	2,427,380	3,296,587
Trade payables	-	25,038	37,283	2,424,565

Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the Group to cash flow interest rate risk. During the six-month period ended 31 December 2022, the Group’s borrowings at variable rates were denominated in Canadian and US dollars.

As the Group has interest-bearing cash assets, the Company’s income and operating cash flows are exposed to changes in market interest rates. The Company manages its exposure to changes in interest rates by using fixed term deposits.

At 31 December 2023, if interest rates had changed by -/+ 100 basis points from the year-end rates with all other variables held constant, post-tax profit / (loss) for the year would have been $445,024 (six-month period ended 31 December 2022: $635,007) lower/higher, as a result of higher/lower interest income from cash and cash equivalents.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises primarily from cash and cash equivalents and deposits with banks and financial institutions. For bank and financial institutions, only independently rated parties with a minimum rating of ‘AAA’ are accepted.

For trade and other receivables, amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Company and the customer to the transaction. Due to a strong credit approval process, the Company has a minimal history of bad debt write-offs.

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Note 34 Financial Risk Management (continued)

The balance of receivables that remain within initial trade terms are considered to be of high credit quality. The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities to meet obligations when due.

The Group manages liquidity risk by continuously monitoring forecast and actual cash flows. No finance facilities were available to the Group at the end of the reporting period.

All financial assets mature within one year. The maturity of all financial liabilities is set out in the table below.

Financing arrangements

The Group’s undrawn borrowing facilities as at 31 December 2023 totals $1,382,547 which relates to the loan facilities secured over commercial land and buildings (refer note 23).

Maturities of financial liabilities

As at 31 December 2023, the contractual maturities of the Group’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1-2 years	Between 2 -5 years	Over 5 years	Total contractual cash flows	Carrying amount
At 31 December 2023
Trade payables	5,760,061	-	-	-	-	5,760,061	5,760,061
Lease liabilities	286,800	286,800	537,600	1,720,800	3,107,000	5,939,000	4,825,560
Borrowings	1,252,522	1,257,764	2,572,146	6,856,494	32,120,763	44,059,689	64,562,190
Total non-derivatives	7,299,383	1,544,564	3,109,746	8,577,294	35,227,763	55,758,750	75,147,811

END OF FINANCIAL REPORT – 31 DECEMBER 2023

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Directors’ Declaration

In the Directors’ opinion:

(a)
the financial statements and notes set out on pages 58 to 127 are in accordance with the Corporations Act 2001, including:
(I)
complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)
giving a true and fair view of the consolidated entity’s financial position as at 31 December 2023 and of its performance for the financial period ended on that date, and
(b)
there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Managing Director and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

R Natter

Director

Brisbane, 28 February 2024

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Independent Auditor’s Report to the Members

Independent auditor's report

To the members of NOVONIX Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of NOVONIX Limited (the Company) and its controlled entities (together the Group) is in accordance with the *Corporations Act 2001*, including:

complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

What we have audited

The Group financial report comprises:

- the consolidated balance sheet as at 31 December 2023
- the consolidated statement of changes in equity for the year then ended
- the consolidated statement of cash flows for the year then ended
- the consolidated statement of profit or loss and other comprehensive income for the year then ended
- the notes to the consolidated financial statements, including material accounting policy information and other explanatory information
- the directors' declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the financial report* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional & Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

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Material uncertainty related to going concern

We draw attention to Note 1 in the financial report, which indicates that the Group incurred a net loss of $46.3 million and net operating cash outflows of $36.2 million during the year ended 31 December 2023, and is dependent upon raising additional funding to finance its ongoing expansionary activities. These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

Audit Scope

- Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.
- In designing the scope of our audit, we considered the structure of the Group, which includes three continuing business segments being Battery Materials (NAM), Battery Technology (BTS), and Graphite Exploration (MDG), as well as Corporate and Other operations.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit and Risk Management Committee.

In addition to the matter described in the *Material uncertainty related to going concern* section, we have determined the matters described below to be the key audit matters to be communicated in our report.

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pwc

Key audit matter	How our audit addressed the key audit matter
Assessment of the fair value of the investment in KORE Power Inc *(Refer to note 15 Financial assets at fair value through profit or loss) $16.7 million* On 31 January 2022, the Group entered into a Securities Purchase Agreement with KORE Power Inc. ("KORE Power"). The Group acquired 3,333,333 shares of KORE Power, representing approximately 5% of the common equity of KORE Power, for total consideration of $25.0 million, settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares of the Group. During the second half of 2022, KORE Power issued 5,000,000 shares which diluted the Group's shareholding to 3.7%. The investment is accounted for as a financial asset measured at fair value through profit or loss. At 31 December 2023, these financial assets were classified as Level 3 in the fair value hierarchy as the valuation incorporates significant inputs that are not based on observable market data. This was a key audit matter because of the: • Significance of the investment to the Consolidated Balance Sheet; and • Judgement required by the Group in assessing the fair value of the KORE Power investment.	Our procedures in relation to assessing the fair value of the investment in KORE Power included, amongst others: • Evaluating the Group's assessment of fair value at 31 December 2023, by reference to actual share transactions, including capital raising activities undertaken by KORE Power, and market observable inputs, including share price movements of listed peer companies; • Reading relevant publicly available information to obtain an understanding of KORE Power and considering whether there were any events that occurred during the year which could have an impact on the valuation of the KORE Power investment, including reading publicly available information on peer companies to KORE Power; and • Assessed the reasonableness of the related disclosures in the notes to the consolidated financial statements against the requirements of Australian Accounting Standards.

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Key audit matter	How our audit addressed the key audit matter
Assessment of the fair value of the unsecured convertible loan notes issued to LG Energy Solution, Ltd. *(Refer to note 22 Unsecured convertible loan notes and derivative financial instruments) $28.6 million and $0.9 million* On 21 June 2023, the Group issued 45,221,586 unsecured convertible loan notes (the "convertible notes"), with a face value of AUD $1.00 per note, a coupon rate of 4% and a maturity date of 7 June 2028 for proceeds of US$30.0 million to LG Energy Solutions, Ltd (LGES). For accounting purposes, the convertible notes were initially measured at fair value less transaction costs, and subsequently carried at amortised cost. The conversion option is an embedded financial derivative that is measured at fair value at each reporting date, utilising a valuation model based on a market approach. At 31 December 2023, these financial liabilities were classified as Level 3 in the fair value hierarchy as the valuation incorporates significant inputs that are not based on observable market data. This was a key audit matter because of the: • Significance of this transaction to the Group's operations and Consolidated Balance Sheet; • Complexity in applying relevant Australian Accounting Standards to account for the convertible notes; and • Judgements applied in the valuation of both the financial liability and embedded derivative components of the convertible notes.	Our procedures in relation to assessing the accounting for the convertible notes and the associated financial derivative included: • Reading the convertible agreement with LGES as well as vouching the receipt of the US $30.0 million to bank statements to obtain an understanding of the key terms and conditions attaching to the convertible notes; • With the assistance of PwC valuation experts, we assessed the appropriateness of the valuation methodology adopted by the Group; • With the assistance of PwC valuation experts, we assessed the accuracy of the modelled valuation of both the financial liability and embedded derivative components of the convertible notes at the initial recognition date and also at the date of the consolidated financial statements; • Assessed the appropriateness of the significant inputs and assumptions used in the valuation model, including the Group's assumption on the probability weights applied to the timing of the placement of the purchase order; • Assessed whether the initial and subsequent measurement of both the financial liability and embedded derivative components of the convertible notes were in accordance with the requirements of Australian Accounting Standards; and • Assessed the reasonableness of the related disclosures in the notes to the consolidated financial statements against the requirements of Australian Accounting Standards.

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Key audit matter	*How our audit addressed the key audit matter*
Recoverability of Construction work in progress assets *(Refer to note 14 Property, plant and equipment - Construction work in progress) $72.0 million* The Group has continued to invest in engineering works, modifications, and furnace technology. The consolidated balance of Construction work in progress at 1 January 2023 was $56.7 million. During the year, a further $17.3 million was spent, bringing the total balance to $72.0 million. Costs should be capitalised in line with the requirements of Australian Accounting Standards. This was a key audit matter because of the: • Significance of the Capital work in progress balance to the Consolidated Balance Sheet, including the additions made during the year; • Judgement applied in determining whether costs met the criteria for capitalisation and / or remain required for the project to which they relate; and • Consideration of the timing of when the assets should be transferred from Construction work in progress to the appropriate Property, plant and equipment class to commence depreciation.	Our procedures in relation to assessing costs capitalised to Construction work in progress included: • Developed an understanding of and evaluated the Group's cost capitalisation policy; • Assessed the processes and controls implemented by the Group for the measurement of capitalised costs; • Compared costs capitalised to Construction work in progress to supporting documentation on a sample basis, including assessing whether the costs meet the criteria for capitalisation with reference to Australian Accounting Standards; • Inspected fixed asset registers to assess that items in Construction work in progress are not being depreciated; • Obtained representations from management of the Group on the future intended use and recoverability of the assets in Construction work in progress; and • Assessed that items in Construction work in progress were not in use and therefore requiring to be capitalised to the appropriate Property, plant and equipment asset class and depreciated on a sample basis.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 31 December 2023, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon through our opinion on the financial report. We have issued a separate opinion on the remuneration report.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

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Shareholder Information

The shareholder information set out below was applicable as at 19 February 2024.

A.
Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

Class of equity security
Ordinary shares
1 - 1,000	15,797
1,001 – 5,000	10,187
5,001 – 10,000	2,959
10,001 – 100,000	3,243
100,001 and over	330
32,516

There were no holders of less than a marketable parcel of ordinary shares.

B.
Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares
Name	Number held	% of issued shares
Phillips 66 Company	78,050,122	15.97
Citicorp Nominees Pty Limited	48,932,672	10.01
HSBC Custody Nominees (Australia) Limited	31,699,766	6.48
Argo Investments Limited	13,550,000	2.77
J P Morgan Nominees Australia Limited	12,478,248	2.55
HSBC Custody Nominees (Australia) Limited – A/c 2	10,684,890	2.19
Carpe Diem Asset Management Pty Ltd	9,047,622	1.85
BNP Paribas Nominees Pty Ltd ACF Clearstream	8,660,144	1.77
BNP Paribas Noms Pty Ltd	7,766,416	1.59
Andrew Liveris	5,069,995	1.04
BNP Paribas Nominees Pty Ltd	4,263,029	0.87
Mutual Trust Pty Ltd	4,132,794	0.85
Comsec Nominees Pty Limited	4,026,733	0.82
George Chapman	3,600,000	0.74
David Andrew Stevens	2,900,000	0.59
Ms Zhen Tian	2,605,000	0.53
Allegro Capital Nominees Pty Ltd	2,600,000	0.53
Loch Exploration Pty Ltd	2,277,551	0.47
National Nominees Limited	2,160,240	0.44
KORE Power, inc	1,974,723	0.40
Total	256,479,945	52.46

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Unquoted equity securities

	Number on issue	Number of holders
Performance rights	13,430,249	73
Share options	28,210,001	14

Holders of more than 20% of unquoted share options on issue

	Number held	% of total on issue
Andrew Liveris	9,000,000	31.9%
Christopher Burns	9,500,000	33.7%

Holders of more than 20% of unquoted performance rights on issue

	Number held	% of total on issue
Christopher Burns	5,292,271	39.4%

C.
Substantial holders

Substantial holders in the company are set out below:

	Number held	Percentage
Ordinary shares
Phillips 66 Company	78,050,122	15.97%

D.
Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a)
ordinary shares: on a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
(b)
performance rights: no voting rights
(c)
share options: no voting rights
(d)
share rights: no voting rights.

END OF SHAREHOLDER INFORMATION

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